Filed Pursuant to Rule 424(b)(7)
Registration Number 333-165540
PROSPECTUS

1,600,000 Shares

Copa Holdings, S.A.

CLASS A COMMON STOCK

The selling shareholder identified in this prospectus is offering 1,600,000 shares of Class A common stock, or Class A Shares, to be sold in this offering.

The Class A Shares are listed on the New York Stock Exchange, or NYSE, under the symbol “CPA.” On March 18, 2010, the last reported sale price of the Class A Shares was $57.04 per share on the NYSE.

Investing in the company’s Class A Shares involves risks. See “Risk Factors” beginning on page 12.

PRICE $56.00 A SHARE

		Underwriter’s	Proceeds to
	Price to	Discounts and	Selling
	Public	Commissions	Shareholder
Per Share	$56.00	$1.68	$54.32
Total	$89,600,000	$2,688,000	$86,912,000

Copa Holdings, S.A. will not receive any proceeds from the sale by the selling shareholder of Class A Shares in this offering.

The selling shareholder has granted the underwriter the right to purchase up to an additional 240,000 Class A Shares to cover any over-allotments.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the Class A Shares to purchasers on March 24, 2010.

MORGAN STANLEY

March 18, 2010.

You should rely only on the information contained in this prospectus. Neither we nor the selling shareholder has, and the underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the selling shareholder is, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. This document may only be used where it is legal to sell these securities. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of when this prospectus is delivered or when any sale of the Class A Shares occurs. Our business, financial condition, results of operations and prospects may have changed since that date.

In this prospectus, we use the term “Copa Holdings” to refer to Copa Holdings, S.A., “Copa” or “Copa Airlines” to refer to Compañía Panameña de Aviación, S.A., a subsidiary of Copa Holdings, S.A., and “AeroRepública” to refer to AeroRepública, S.A., a subsidiary of Copa Holdings, S.A. The terms “we,” “us” and “our” refer to Copa Holdings, S.A. together with its subsidiaries, except where the context requires otherwise. References to “Class A Shares” refer to Class A Shares of Copa Holdings, S.A.

Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the underwriter’s option to purchase up to 240,000 additional shares of Class A common stock to cover over-allotments.

Certain figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

i

MARKET DATA

This prospectus contains certain statistical data regarding our airline routes and our competitive position and market share in, and the market size of, the Latin American airline industry. This information has been derived from a variety of sources, including the International Air Transport Association, the U.S. Federal Aviation Administration, the International Monetary Fund and other third-party sources, governmental agencies or industry or general publications. Information for which no source is cited has been prepared by us on the basis of our knowledge of Latin American airline markets and other information available to us. The methodology and terminology used by different sources are not always consistent, and data from different sources are not readily comparable. In addition, sources other than us use methodologies that are not identical to ours and may produce results that differ from our own estimates. Although we have not independently verified the information concerning our competitive position, market share, market size, market growth or other similar data provided by third-party sources or by industry or general publications, we believe these sources and publications are generally accurate and reliable.

ii

SUMMARY

This summary highlights selected information about us and the Class A Shares being offered by the selling shareholder. It may not contain all of the information that may be important to you. Before investing in the Class A Shares, you should read this entire prospectus carefully for a more complete understanding of our business and this offering, including the section entitled “Risk Factors” and the documents incorporated by reference herein, including our annual report on Form 20-F for the year ended December 31, 2009, copies of which may be obtained as indicated under “Where You Can Find More Information.”

Overview

We are a leading Latin American provider of airline passenger and cargo service through our two principal operating subsidiaries, Copa and AeroRepública. Copa operates from its strategically located position in the Republic of Panama, and AeroRepública provides service primarily within Colombia complemented by international flights from various cities in Colombia to Panama, Venezuela and Ecuador. We currently operate a fleet of 58 aircraft, 32 Boeing 737-Next Generation aircraft, and 26 Embraer 190 aircraft. We currently have firm orders, including purchase and lease commitments, for 26 Boeing 737-Next Generation, and purchase rights and options for up to eight additional Boeing 737-Next Generation and eleven additional Embraer 190s.

Copa currently offers approximately 152 daily scheduled flights among 45 destinations in 24 countries in North, Central and South America and the Caribbean from its Panama City hub. Copa provides passengers with access to flights to more than 120 other destinations through codeshare arrangements with Continental Airlines, Inc. (“Continental”) pursuant to which each airline places its name and flight designation code on the other’s flights. Through its Panama City hub, Copa is able to consolidate passenger traffic from multiple points to serve each destination effectively.

Copa operates a modern fleet of 32 Boeing 737-Next Generation aircraft and 13 Embraer 190 aircraft. To meet its growing capacity requirements, Copa has firm orders, including purchase and lease commitments, to accept delivery of 26 additional aircraft through 2015 and has purchase rights and options that, if exercised, would allow it to accept delivery of up to 14 additional aircraft through 2017. Copa’s firm orders, including purchase and lease commitments, are for 26 additional Boeing 737-Next Generation aircraft, and its purchase rights and options are for up to eight Boeing 737-Next Generation aircraft and up to six Embraer 190s.

Copa started its strategic alliance with Continental in 1998. Since then, it has conducted joint marketing and code-sharing arrangements, and participated in the award-winning OnePass frequent flyer loyalty program globally and on a co-branded basis in Latin America. We believe that Copa’s co-branding and joint marketing activities with Continental have enhanced its brand in Latin America, and that the relationship with Continental has afforded it cost-related benefits, such as improving purchasing power in negotiations with aircraft vendors and insurers. Copa’s alliance and related services agreements with Continental are in effect until 2015.

In 2007, Copa joined the SkyTeam global alliance as an Associate Member, in part due to the support and sponsorship of Continental. Continental Airlines left the SkyTeam Alliance and joined the Star Alliance effective the fourth quarter of 2009. Due to the long-standing alliance relationship with Continental, and in order to ensure Copa remains fully aligned with Continental on a number of important joint initiatives, Copa also exited the SkyTeam Alliance during the fourth quarter of 2009. Copa is considering various new alliance options to compliment its current portfolio of alliance partnerships.

During the second quarter of 2005, we purchased AeroRepública, the second-largest domestic carrier in Colombia in terms of number of passengers carried in 2005, which at the time provided point-to-point service among 11 cities in Colombia. AeroRepública currently operates a fleet of 13 Embraer 190. As part of its fleet expansion plan, AeroRepública has options to purchase up to five additional Embraer 190 aircraft through 2013.

Since January 2001, we have grown significantly and have established a track record of consistent profitability. Our total operating revenues have increased from $290.4 million in 2001 to $1.3 billion in 2009, while our operating margins have also increased from 8.6% to 17.8% over the same period. Our net income has increased from $118.7 million in 2008 to $240.4 million in 2009.

Our Strengths

We believe our primary business strengths that have allowed us to compete successfully in the airline industry include the following:

•	Our “Hub of the Americas” airport is strategically located. We believe that Copa’s base of operations at the geographically central location of Tocumen International Airport in Panama City, Panama provides convenient connections to our principal markets in North, Central and South America and the Caribbean, enabling us to consolidate traffic to serve several destinations that do not generate enough demand to justify point-to-point service. Flights from Panama operate with few service disruptions due to weather, contributing to high completion factors and on-time performance. Tocumen International Airport’s sea-level altitude allows our aircraft to operate without performance restrictions that they would be subject to at higher-altitude airports. We believe that Copa’s hub in Panama allows us to benefit from Panama City’s status as a center for financial services, shipping and commerce and from Panama’s stable, dollar-based economy, free-trade zone and growing tourism.

•	We focus on keeping our operating costs low. In recent years, our low operating costs and efficiency have contributed significantly to our profitability. Our operating cost per available seat mile, excluding costs for fuel and fleet impairment charges, was 6.53 cents in 2005, 6.81 cents in 2006, 7.13 cents in 2007, 7.46 in 2008, and 7.36 in 2009. We believe that our cost per available seat mile reflects our modern fleet, efficient operations and the competitive cost of labor in Panama.

•	We operate a modern fleet. Our fleet consists of modern Boeing 737-Next Generation and Embraer 190 aircraft equipped with winglets and other modern cost-saving and safety features. Over the next several years, we intend to enhance our modern fleet through the addition of at least 28 additional Boeing 737-Next Generation aircraft. We believe that our modern fleet contributes to our on-time performance and high completion factor (percentage of scheduled flights not cancelled). We expect our Boeing 737-700s, 737-800s and Embraer 190s to continue offering substantial operational cost advantages in terms of fuel efficiency and maintenance costs. Since December 2007, AeroRepública has taken delivery of 13 Embraer 190 aircraft and as of February 2010 has completed its fleet modernization and expansion plan.

•	We believe Copa has a strong brand and a reputation for quality service. We believe that the Copa brand is associated with value to passengers, providing world-class service and competitive pricing. For the year ended December 31, 2009, Copa Airlines’ statistic for on-time performance was 87.6%, completion factor was 99.4% and baggage handling was 2.5 mishandled bags per 1000 passengers. Additionally, AeroRepública’s statistic for on-time performance was 90.1%, completion factor was 99.7% and baggage handling was 1.1 mishandled bags per 1000 passengers. Our focus on customer service has helped to build passenger loyalty. We believe that our brand has also been enhanced through our relationship with Continental, including our joint marketing of the OnePass loyalty program in Latin America, the similarity of our aircraft livery and aircraft interiors and our participation in Continental’s President’s Club lounge program.

•	Our management fosters a culture of teamwork and continuous improvement. Our management team has been successful at creating a culture based on teamwork and focused on continuous improvement. Each of our employees has individual objectives based on corporate goals that serve as a basis for measuring performance. When corporate operational and financial targets are met, employees are eligible to receive bonuses according to our profit sharing program. We also recognize outstanding performance of individual employees through company-wide recognition, one-time awards, special events and, in the case of our senior management, grants of restricted stock and stock options. Our goal-oriented culture and incentive programs have contributed to a motivated work force that is focused on satisfying customers, achieving efficiencies and growing profitability.

Our Strategy

Our goal is to continue to grow profitably and enhance our position as a leader in Latin American aviation by providing a combination of superior customer service, convenient schedules and competitive fares, while maintaining competitive costs. The key elements of our business strategy include the following:

•	Expand our network by increasing frequencies and adding new destinations. We believe that demand for air travel in Latin America is likely to expand in the next decade, and we intend to use our increasing fleet capacity to meet this growing demand. We intend to focus on expanding our operations by increasing flight frequencies on our most profitable routes and initiating service to new destinations. Copa’s Panama City hub allows us to consolidate traffic and provide service to certain underserved markets, particularly in Central America and the Caribbean, and we intend to focus on providing new service to regional destinations that we believe best enhance the overall connectivity and profitability of our network.

•	Continue to focus on keeping our costs low. We seek to reduce our cost per available seat mile without sacrificing services valued by our customers as we execute our growth plans. Our goal is to maintain a modern fleet and to make effective use of our resources through efficient aircraft utilization and employee productivity. We intend to reduce our distribution costs by increasing direct sales, including internet and call center sales, as well as improving efficiency through technology and automated processes.

•	Emphasize superior service and value to our customers. We intend to continue to focus on satisfying our customers and earning their loyalty by providing a combination of superior service and competitive fares. We believe that continuing our operational success in keeping flights on time, reducing mishandled luggage and offering convenient schedules to attractive destinations will be essential to achieving this goal. We intend to continue to incentivize our employees to improve or maintain operating and service metrics relating to our customers’ satisfaction by continuing our profit sharing plan and employee recognition programs and to reward customer loyalty with the popular OnePass frequent flyer program, upgrades and access to President’s Club lounges.

•	Capitalize on opportunities at AeroRepública. We are seeking to enhance AeroRepública’s profitability through a variety of initiatives, including expanding its international routes, capitalizing on aircraft interchange with Copa, integrating its route network with Copa’s and improving overall efficiency.

Our Organizational Structure

The following is an organizational chart showing Copa Holdings and its principal subsidiaries:

*	Includes ownership by us held through wholly-owned holding companies organized in the British Virgin Islands.

Copa is our principal airline operating subsidiary that operates out of our hub in Panama and provides passenger service in North, South and Central America and the Caribbean. AeroRepública S.A. is our operating subsidiary that is primarily engaged in domestic air travel within Colombia. Oval Financial Leasing, Ltd. controls the special purpose vehicles that have a beneficial interest in the majority of our aircraft.

Copa Holdings was formed on May 6, 1998 as a corporation (sociedad anónima) duly incorporated under the laws of Panama with an indefinite duration. Copa Holdings was organized to be a holding company for Copa and related companies in connection with the acquisition by Continental of its 49% interest in us at that time. Over time, Continental sold down its interest and in May 2008 exited through a registered offering of our Class A Shares.

Our principal executive offices are located at Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda, Urbanización Costa del Este, Complejo Business Park, Torre Norte, Parque Lefevre, Panama City, Panama, and our telephone number is +507 304-2677. The website of Copa is www.copaair.com. AeroRepública maintains a website at www.aerorepublica.com.co. Information contained on, or accessible through, these websites is not incorporated by reference herein and shall not be considered part of this prospectus.

Selling Shareholder

Our equity structure provides for two classes of stock with different voting rights. Class A Shares initially have no voting rights except in certain circumstances and Class B shares are entitled to one vote per share on all matters. Corporación de Inversiones Aéreas, S.A., or CIASA, holds all of our Class B shares and 1,840,000 Class A shares, representing an aggregate of approximately 29.1% of our outstanding total capital stock and all of the voting rights associated with our capital stock. CIASA is therefore entitled to elect a majority of our directors and to determine the outcome of the voting on substantially all actions that require shareholder approval. See “Description of Capital Stock.”

THE OFFERING

Issuer	Copa Holdings, S.A.

Selling shareholder	Corporación de Inversiones Aéreas, S.A. or CIASA.

Shares offered	1,600,000 Class A Shares, without par value.

Over-allotment option	The selling shareholder has granted the underwriter the right for a period of 30 days to purchase up to an additional 240,000 Class A Shares solely to cover over-allotments, if any.

Offering price	$56.00 per Class A Share.

Shares outstanding after the offering	Immediately following the offering (assuming the underwriter’s over-allotment option is not exercised), the number of shares of our capital stock will be as shown below:

Class A:
Public, including management	32,416,398 shares
CIASA	240,000 shares
Total Class A Shares	32,656,398 shares
Class B:
CIASA	10,938,125 shares
Total outstanding shares	43,594,523 shares

Voting rights	The holders of the Class A Shares have no voting rights except with respect to certain corporate transformations, mergers, consolidations or spin-offs, changes of our corporate purpose, voluntary delistings of the Class A Shares from the NYSE, approval of nominations of the independent directors or amendments to the foregoing provisions that adversely affect the rights and privileges of any Class A Shares. Under certain circumstances which we believe are not likely in the foreseeable future, each Class A share will entitle its record holder to one vote on all matters on which our shareholders are entitled to vote.

Each Class B share is entitled to one vote on all matters for which shareholders are entitled to vote.

See “Description of Capital Stock.”

Controlling shareholder	For the purpose of this offering, our board of directors authorized the conversion of 1,840,000 Class B shares held by CIASA into 1,840,000 Class A Shares.

Following this offering, CIASA will continue to beneficially own 100% of our Class B shares which will represent all of the voting power of our capital stock. CIASA will therefore be entitled to elect a majority of our directors and to determine the outcome of the voting on substantially all actions that require shareholder approval.

Assuming the underwriter’s over-allotment is not exercised, immediately after the offering, CIASA will own approximately 25.6% of our total outstanding capital stock.

Ownership restrictions	Our independent directors have the power under certain circumstances to control or restrict the level of non-Panamanian ownership of our Class B shares and the exercise of voting rights attaching to Class A Shares held by non-Panamanian nationals in order to allow us to comply with Panamanian airline ownership and control requirements. See “Description of Capital Stock.”

Tag-along rights	Our board of directors may refuse to register any transfer of shares in which CIASA proposes to sell Class B shares at a price per share that is greater than the average public trading price per share of the Class A Shares for the preceding 30 days to an unrelated third party that would, after giving effect to such sale, have the right to elect a majority of the board of directors and direct our management and policies, unless the proposed purchaser agrees to make, as promptly as possible, a public offer for the purchase of all outstanding Class A Shares and Class B shares at a price per share equal to the price per share paid for the CIASA shares being sold. However, a proposed purchaser could acquire control of Copa Holdings in a transaction that would not give holders of Class A Shares the right to participate, including a sale by a party that had previously acquired control from CIASA, the sale of interests by another party in conjunction with a sale by CIASA, the sale by CIASA of control to more than one party, or the sale of controlling interests in CIASA itself. See “Description of Capital Stock — Tag-Along Rights.”

Use of proceeds	We will not receive any proceeds from the sale of our Class A Shares by the selling shareholder.

Dividends	Holders of the Class A and Class B shares will be entitled to receive dividends to the extent they are declared by our board of directors in its absolute discretion. Our Articles of Incorporation provide that all dividends declared by our board of directors will be paid equally with respect to all of the Class A and Class B shares. Our Board of Directors has adopted a dividend policy that provides for the annual payment of equal dividends to Class A and Class B shareholders in an aggregate amount ranging from 10% to 20% of our annual consolidated net income. This dividend policy can be amended or discontinued by our board of directors at any time for any reason. See “Dividends and Dividend Policy” and “Description of Capital Stock.”

Lock-up agreements	We, our directors and executive officers have agreed, subject to certain exceptions, not to issue or transfer without the consent of the underwriter, until 90 days after the date of this prospectus, any shares of our capital stock, any options or warrants to purchase shares of our capital stock or any securities convertible into or exchangeable for shares of our capital stock. See “Underwriter.”

CIASA has agreed, subject to certain exceptions, not to transfer without the consent of the underwriter, until 180 days after the date of this prospectus, any of its Class A Shares or Class B shares. See “Underwriter.”

Listing	The Class A Shares trade on the NYSE.

NYSE symbol for the Class A Shares	CPA

Risk factors	See “Risk Factors” beginning on page 12 and the other information included in this prospectus and in our public filings with the SEC for a discussion of certain important risks you should carefully consider before deciding to invest in the Class A Shares.

Expected offering timetable (subject to change):

Commencement of marketing of the offering	March 18, 2010

Announcement of offer price and allocation of Class A Shares	March 18, 2010

Settlement and delivery of Class A Shares	March 24, 2010

SUMMARY CONSOLIDATED FINANCIAL INFORMATION AND OPERATING DATA

The following table presents summary consolidated financial and operating data for each of the periods indicated. Our consolidated financial statements are prepared in accordance with U.S. GAAP and are stated in U.S. dollars. You should read this information in conjunction with our consolidated financial statements and the information under “Item 5. Operating and Financial Review and Prospects,” each of which is included in our annual report on Form 20-F for the year ended December 31, 2009, which is incorporated by reference herein.

The summary consolidated financial information as of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009 has been derived from our audited consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2009, which is incorporated by reference herein. The consolidated financial information as of December 31, 2005, 2006 and 2007, and for the years ended December 31, 2005 and 2006 has been derived from our audited consolidated financial statements that were prepared under U.S. GAAP.

We have acquired 99.9% of the stock of AeroRepública, a Colombian air carrier, and began consolidating its results on April 22, 2005. As a result of this acquisition, our financial information prior to and after the acquisition is not comparable.

	Year Ended December 31,
	2005(21)	2006	2007	2008	2009
	(in thousands of dollars, except share and
	per share data and operating data)

INCOME STATEMENT DATA
Operating revenue:
Passenger revenue	$563,520	$798,901	$967,066	$1,217,311	$1,186,717
Cargo, mail and other	45,094	52,259	60,198	71,478	66,370

Total operating revenues	608,614	851,160	1,027,264	1,288,789	1,253,087
Operating expenses:
Aircraft fuel	149,303	217,730	265,387	404,669	300,816
Salaries and benefits	69,730	91,382	116,691	139,431	157,879
Passenger servicing	50,622	64,380	82,948	98,775	110,768
Commissions	45,087	57,808	65,930	67,177	57,565
Reservations and sales	29,213	38,212	48,229	54,996	56,280
Maintenance, materials and repairs	32,505	50,057	51,249	66,438	76,732
Depreciation	19,857	24,874	35,328	42,891	47,079
Flight operations	24,943	33,740	43,958	56,425	60,873
Aircraft rentals	27,631	38,169	38,636	43,008	46,538
Landing fees and other rentals	17,909	23,929	27,017	32,467	33,628
Other	32,622	44,758	55,093	58,521	62,186
Special fleet charges(1)	—	—	7,309	—	19,417
Gain from involuntary conversion(2)	—	—	(8,019)	—	—

Total operating expenses	499,422	685,039	829,756	1,064,798	1,029,761

Operating income	109,192	166,121	197,508	223,991	223,326

	Year Ended December 31,
	2005(21)	2006	2007	2008	2009
	(in thousands of dollars, except share and
	per share data and operating data)

Non-operating income (expense):
Interest expense	(21,629)	(29,150)	(44,332)	(42,071)	(32,938)
Interest capitalized	1,089	1,712	2,570	1,921	693
Interest income	3,544	7,257	12,193	11,130	9,185
Other, net(3)	395	185	10,987	(58,843)	59,703

Total non-operating expenses, net	(16,601)	(19,996)	(18,582)	(87,863)	36,643
Income before income taxes	92,591	146,125	178,926	136,128	259,969
Provision for income taxes	(9,592)	(12,286)	(17,106)	(17,469)	(19,610)

Net income	82,999	133,839	161,820	118,659	240,359

BALANCE SHEET DATA
Total cash, cash equivalents and short-term investments	$114,490	$197,380	$308,358	$396,826	$352,068
Accounts receivable, net	46,533	62,137	74,169	75,201	80,791
Total current assets	184,351	290,651	435,736	522,464	502,154
Purchase deposits for flight equipment	52,753	65,150	64,079	84,861	198,697
Total property and equipment	637,543	862,283	1,166,262	1,337,669	1,481,687
Total assets	916,912	1,255,015	1,707,251	1,954,225	2,092,869
Long-term debt	402,954	529,802	732,209	800,196	750,971
Total shareholders’ equity	245,867	371,669	531,637	632,432	865,628
Capital stock	29,223	32,563	37,372	42,964	48,244
CASH FLOW DATA
Net cash provided by operating activities	$115,368	$193,468	$221,941	$198,105	$282,436
Net cash used in investing activities	(159,886)	(258,980)	(334,758)	(322,780)	(151,451)
Net cash provided by (used in) financing activities	38,929	141,498	228,295	59,519	(87,849)
OTHER FINANCIAL DATA
EBITDA(4)	129,444	191,180	243,823	208,039	330,108
Aircraft rentals	27,631	38,169	38,636	43,008	46,538
Operating margin(5)	17.9%	19.5%	19.2%	17.4%	17.8%
Weighted average shares used in computing net income per share (basic)(6)	42,812,500	43,517,489	43,782,386	43,822,879	43,910,929
Weighted average shares used in computing net income per share (diluted)(6)	42,812,500	43,517,489	43,782,386	43,822,879	43,910,929

	Year Ended December 31,
	2005(21)	2006	2007	2008	2009
	(in thousands of dollars, except share and
	per share data and operating data)

Net income (loss) per share (basic)(6)	$1.94	$3.08	$3.70	$2.71	$5.47
Net income (loss) per share (diluted)(6)	$1.94	$3.08	$3.70	$2.71	$5.47
Dividends declared per share	$0.24	$0.19	$0.31	$0.37	$0.37
OPERATING DATA
Revenue passengers carried(7)	4,361	5,741	6,015	6,485	7,182
Revenue passenger miles(8)	3,824	5,017	5,861	6,717	7,397
Available seat miles(9)	5,359	6,866	7,918	8,845	9,911
Load factor(10)	71.4%	73.1%	74.0%	75.9%	74.6%
Break-even load factor(11)	58%	58.0%	58.5%	67.1%	56.2%
Total block hours(12)	103,628	130,818	157,200	182,692	206,720
Average daily aircraft utilization(13)	9.8	9.8	9.6	9.6	10.1
Average passenger fare	129.2	139.2	160.8	187.7	165.2
Yield(14)	14.74	15.92	16.50	18.12	16.04
Passenger revenue per ASM(15)	10.51	11.64	12.21	13.76	11.97
Operating revenue per ASM(16)	11.36	12.40	12.97	14.57	12.64
Operating expenses per ASM (CASM)(17)	9.32	9.98	10.48	12.04	10.39
Departures	48,934	65,471	71,893	79,664	88,294
Average daily departures	156.6	179.4	197.0	217.7	241.9
Average number of aircraft	31.0	38.6	45.0	52.0	56.3
Airports served at period end	36	42	46	51	51
SEGMENT FINANCIAL DATA
Copa:
Operating revenue	$505,655	$676,168	$806,201	$1,035,945	$1,024,473
Operating expenses	402,684	509,540	634,521	827,713	810,201
Depreciation	19,242	23,732	30,710	38,107	43,174
Aircraft rentals	22,096	23,842	27,756	31,271	26,037
Interest expense	19,424	26,907	36,300	36,208	30,086
Interest capitalized	1,089	1,712	2,570	1,921	693
Interest income	3,376	6,887	11,720	10,514	8,121
Net Income before income tax	89,745	155,533	165,571	119,355	254,346
Total assets	851,075	1,168,121	1,546,623	1,823,512	1,918,964
AeroRepública:
Operating revenue	$103,016	$175,883	$226,042	$264,912	$240,359
Operating expenses	96,839	176,388	200,474	249,152	232,743
Depreciation	615	1,142	4,618	4,783	3,905
Aircraft rentals	5,535	14,604	14,760	22,732	26,187

	Year Ended December 31,
	2005(21)	2006	2007	2008	2009
	(in thousands of dollars, except share and
	per share data and operating data)

Interest expense	2,205	2,243	8,032	5,863	2,852
Interest capitalized	—	—	—	—	—
Interest income	168	370	473	616	1,064
Income (loss) before tax	2,846	(9,408)	13,354	5,277	5,229
Total assets	98,091	132,872	256,349	258,562	318,906
SEGMENT OPERATING DATA
Copa:
Available seat miles(9)	4,409	5,239	6,298	7,342	8,319
Load factor(10)	73.4%	77.8%	78.4%	78.8%	76.0%
Break-even load factor	56.8%	56.1%	58.7%	67.2%	53.2%
Yield(14)	14.41	15.49	15.33	16.81	15.25
Operating revenue per ASM(16)	11.47	12.91	12.80	14.11	12.31
CASM(17)	9.13	9.73	10.08	11.27	9.74
Average stage length(19)	1,123	1,158	1,207	1,216	1,214
On time performance(18)	91.7%	91.0%	86.9%	87.5%	87.6%
AeroRepública:(22)
Available seat miles(9)	950	1,627	1,620	1,503	1,592
Load factor(10)	62.0%	57.9%	57.2%	61.7%	67.5%
Break even load factor	60.7%	61.9%	53.8%	62.0%	67.3%
Yield(14)	16.53	17.79	22.74	26.31	20.71
Operating revenue per ASM(16)	10.84	10.81	13.95	17.63	15.10
CASM(17)	10.19	10.84	12.37	16.58	14.62
Average stage length(19)	360	370	398	421	429
On time performance(20)	70.4%	80.3%	72.8%	84.2%	90.1%

(1)	Represents expenses related to costs associated with terms negotiated for the early termination of its MD-80 aircraft as a result of AeroRepública’s transition to a more fuel efficient all Embraer-190 fleet.
(2)	Represents gain on involuntary conversion of non-monetary assets to monetary assets related to insurance proceeds in excess of aircraft book value.
(3)	Consists primarily of changes in the fair value of fuel derivative contracts, foreign exchange gains/losses and gains on sale of Boeing 737-200 aircraft. See “Item 5. Operating and Financial Review and Prospects” and the notes to our consolidated financial statements.
(4)	EBITDA represents net income (loss) plus the sum of interest expense, income taxes, depreciation and amortization minus the sum of interest capitalized and interest income. EBITDA is presented as supplemental information because we believe it is a useful indicator of our operating performance and is useful in comparing our operating performance with other companies in the airline industry. However, EBITDA should not be considered in isolation, as a substitute for net income prepared in accordance with U.S. GAAP or as a measure of a company’s profitability. In addition, our calculation of EBITDA may not be comparable to other companies’ similarly titled measures. The following table presents a reconciliation of our net income to EBITDA for the specified periods:

	Year Ended December 31,
	2005	2006	2007	2008	2009
		(in thousands of dollars)

Net income	$82,999	$133,839	$161,820	$118,659	$240,359
Interest expense	21,629	29,150	44,332	42,071	32,938
Income taxes	9,592	12,286	17,106	17,469	19,610
Depreciation and amortization	19,857	24,874	35,328	42,891	47,079

Subtotal	134,077	200,149	258,586	221,090	339,986

Interest capitalized	(1,089)	(1,712)	(2,570)	(1,921)	(693)
Interest income	(3,544)	(7,257)	(12,193)	(11,130)	(9,185)

EBITDA	$129,444	$191,180	$243,823	$208,039	$330,108

Aircraft rentals represents a significant operating expense of our business. Because we leased several of our aircraft during the periods presented, we believe that when assessing our EBITDA you should also consider the impact of our aircraft rent expense, which was $27.6 million in 2005, $38.2 million in 2006, $38.6 million in 2007, $43.0 million in 2008 and $46.5 million in 2009.
(5)	Operating margin represents operating income divided by operating revenues.
(6)	All share and per share amounts have been retroactively adjusted to reflect the current capital structure described under “Description of Capital Stock” and in the notes to our consolidated financial statements. In 2009, we changed our method of calculating earnings per share and adjusted prior period data accordingly. See Note 10 to our Consolidated Financial Statements.
(7)	Total number of paying passengers (including all passengers redeeming OnePass frequent flyer miles and other travel awards) flown on all flight segments, expressed in thousands.
(8)	Number of miles flown by scheduled revenue passengers, expressed in millions.
(9)	Aircraft seating capacity multiplied by the number of miles the seats are flown, expressed in millions.
(10)	Percentage of aircraft seating capacity that is actually utilized. Load factors are calculated by dividing revenue passenger miles by available seat miles.
(11)	Load factor that would have resulted in total revenues being equal to total expenses, excluding the effect of fuel derivative mark-to-market and special fleet charges, this figure would have been 57.9% in 2005, 57.7% in 2006, 58.6% in 2007, 63.0% in 2008 and 59.2% in 2009.
(12)	The number of hours from the time an airplane moves off the departure gate for a revenue flight until it is parked at the gate of the arrival airport.
(13)	Average number of block hours operated per day per aircraft for the total aircraft fleet.
(14)	Average amount (in cents) one passenger pays to fly one mile.
(15)	Passenger revenues (in cents) divided by the number of available seat miles.
(16)	Total operating revenues for passenger related costs (in cents) divided by the number of available seat miles.
(17)	Total operating expenses for passenger aircraft related costs (in cents) divided by the number of available seat miles.
(18)	Percentage of flights that arrive at the destination gate within fifteen minutes of scheduled arrival.
(19)	The average number of miles flown per flight.
(20)	Percentage of flights that depart within fifteen minutes of the scheduled departure time.
(21)	For AeroRepública operating data, this period covers from April 22, 2005 until December 31, 2005 which corresponds to the period that AeroRepública was consolidated in our financial statements.
(22)	AeroRepública has not historically distinguished between revenue passengers and non-revenue passengers. Although we have implemented systems at AeroRepública to record that information, revenue passenger information and other statistics derived from revenue passenger data for the year ended December 31, 2005, 2006, 2007, 2008 and 2009 has been derived from estimates that we believe to be materially accurate.

RISK FACTORS

An investment in our Class A Shares involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks. The trading price of our Class A Shares could decline due to any of these risks, and you may lose all or part of your investment. The risks described below are those known to us and that we currently believe may materially affect us.

Risks Relating to Our Company

Our failure to successfully implement our growth strategy may adversely affect our results of operations and harm the market value of our Class A Shares.

We have grown rapidly over the past nine years. During the next several years we intend to continue to grow our fleet, expand our service to new markets and increase the frequency of flights to the markets we currently serve. Achieving these goals is essential in order for our business to benefit from cost efficiencies resulting from economies of scale. We expect to have substantial cash needs as we expand, including cash required to fund aircraft purchases or aircraft deposits as we add to our fleet. We cannot assure you that we will have sufficient cash to fund such projects, and if we are unable to successfully expand our route system, our future revenue and earnings growth would be limited.

When we commence a new route, our load factors tend to be lower than those on our established routes and our advertising and other promotional costs tend to be higher, which may result in initial losses that could have a negative impact on our results of operations as well as require a substantial amount of cash to fund. We also periodically run special promotional fare campaigns, particularly in connection with the opening of new routes. Promotional fares may have the effect of increasing load factors while reducing our yield on such routes during the period that they are in effect. The number of markets we serve and our flight frequencies depend on our ability to identify the appropriate geographic markets upon which to focus and to gain suitable airport access and route approval in these markets. There can be no assurance that the new markets we enter will provide passenger traffic that is sufficient to make our operations in those new markets profitable. Any condition that would prevent or delay our access to key airports or routes, including limitations on the ability to process more passengers, the imposition of flight capacity restrictions, the inability to secure additional route rights under bilateral agreements or the inability to maintain our existing slots and obtain additional slots, could constrain the expansion of our operations.

The expansion of our business will also require additional skilled personnel, equipment and facilities. The inability to hire and retain skilled pilots and other personnel or secure the required equipment and facilities efficiently and cost-effectively may adversely affect our ability to execute our growth strategy. In recent years, the airline industry has experienced a pilot shortage that has disproportionately affected smaller and regional carriers, such as Copa. Expansion of our markets and flight frequencies may also strain our existing management resources and operational, financial and management information systems to the point where they may no longer be adequate to support our operations, requiring us to make significant expenditures in these areas. In light of these factors, we cannot assure you that we will be able to successfully establish new markets or expand our existing markets, and our failure to do so could harm our business and results of operations, as well as the value of our Class A Shares.

Our performance is heavily dependent on economic conditions in the countries in which we do business.

Passenger demand is heavily cyclical and highly dependent on global and local economic growth, economic expectations and foreign exchange rate variations. In the past, we have been negatively impacted by poor economic performance in certain emerging market countries in which we operate. Any of the following developments in the countries in which we operate could adversely affect our business, financial condition and results of operations:

•	changes in economic or other governmental policies;

•	changes in regulatory, legal or administrative practices; or

•	other political or economic developments over which we have no control.

Additionally, a significant portion of our revenues is derived from discretionary and leisure travel which are especially sensitive to economic downturns. A continued recessionary environment could result in a reduction in passenger traffic, and leisure travel in particular, as well as a reduction in our cargo business, and could also impact our ability to raise fares, which in turn would materially and negatively affect our financial condition and results of operations.

The cost of refinancing our debt and obtaining additional financing for new aircraft has increased and may continue to increase.

We currently finance our aircraft through bank loans and operating leases. In the past, we have been able to obtain lease or debt financing on terms attractive to us. We have obtained most of the financing for our Boeing aircraft purchases from commercial financial institutions utilizing guarantees provided by the Export-Import Bank of the United States. The Export-Import Bank provides guarantees to companies that purchase goods from U.S. companies for export, enabling them to obtain financing at substantially lower interest rates as compared to those that they could obtain without a guarantee. The Export-Import Bank does not provide similar guarantees in connection with financing for our aircraft purchases from Embraer since those aircraft are not exports from the United States. At December 31, 2009, we had $363.5 million of outstanding indebtedness that is owed to financial institutions under financing arrangements guaranteed by the Export-Import Bank. We cannot predict whether the Export-Import Bank’s credit support will continue to be available to us to fund future purchases of Boeing aircraft. The Export-Import Bank may in the future limit its exposure to Panama-based companies, to our airline or to airlines generally, or may encourage us to diversify our credit sources by limiting future guarantees.

Similarly, we cannot assure you that we will be able to continue to raise financing from past sources, or from other sources, on terms comparable to our existing financing or at all. The recent turmoil in the financial markets has tightened the availability of credit and has increased the cost of obtaining lease or debt financing. If the cost of such financing continues to increase or we are unable to obtain such financing, we may be forced to incur higher than anticipated financing costs, which could have an adverse impact on the execution of our growth strategy and business.

We are dependent on our alliance with Continental and cannot assure you that it will continue.

We maintain a broad commercial and marketing alliance with Continental Airlines, Inc., or Continental, that has allowed us to enhance our network and, in some cases, offer our customers services that we could not otherwise offer. If Continental were to experience severe financial difficulties or go bankrupt, our alliance and service agreements may be terminated or we may not realize the anticipated benefits from our relationship with Continental. While Continental recorded net income of $459 million, for 2007, it has also suffered significant losses in recent years and has indicated that several factors threaten its ability to sustain profitability, including high fuel cost, the troubled global capital markets, industry competition and terrorism or other international hostilities. We cannot assure you that Continental will be able to sustain its profitability, and as a result, we may be materially and adversely affected by a deterioration of Continental’s financial condition.

Since we began the alliance in 1998, we have benefited from Continental’s support in negotiations for aircraft purchases, insurance and fuel purchases, sharing of “best practices” and engineering support in our maintenance operations, and significant other intangible support. This support has assisted us in our growth strategy, while also improving our operational performance and the quality of our service. Our alliance relationship with Continental is the subject of a grant of antitrust immunity from the U.S. Department of Transportation, or DOT. If our relationship with Continental were to deteriorate, or our alliance relationship were no longer to benefit from a grant of antitrust immunity, or our alliance or services agreements were terminated, our business, financial condition and results of operations would likely be materially and adversely affected. The loss of Copa’s codesharing relationship with Continental would likely result in a significant decrease in our revenues. We also rely on Continental’s OnePass frequent flyer program that we participate in globally and on a co-branded basis in Latin America, and our business may be adversely affected if the OnePass program does not remain a competitive marketing program. In addition, our competitors may benefit from alliances with other airlines that are more extensive than our alliance with Continental. We cannot predict the extent to which we will be disadvantaged by competing alliances. Our relationship with suppliers depends in part on our alliance with Continental.

During 2008, Continental Airlines announced its intention to leave the SkyTeam Alliance effective the fourth quarter of 2009. Due to the long-standing alliance relationship with Continental, and in order to ensure we remain fully aligned with Continental on a number of important joint initiatives, we also exited the SkyTeam Alliance during the fourth quarter of 2009. We are currently studying our global alliance options, including potentially following Continental to Star Alliance or whether to remain independent of global alliances while forming strong bilateral partnerships with multiple carriers. The absence of, or entrance into, another airline alliance could involve significant risks because we may incur costs or a loss of revenue. These risks include an inability to join or a delay in joining another alliance due to lack of applicable approvals or difficulty in satisfying entrance requirements, including the requirement that we enter into certain bilateral agreements with each member of another alliance and/or difficulties integrating our technology processes with the other airline members of a prospective alliance. If any of these risks or costs materializes, they could have a material adverse effect on our business, results of operations and financial condition.

We operate using a hub-and-spoke model and are vulnerable to competitors offering direct flights between destinations we serve.

The structure of substantially all of our current flight operations (other than those of AeroRepública) generally follows what is known in the airline industry as a “hub-and-spoke” model. This model aggregates passengers by operating flights from a number of “spoke” origins to a central hub through which they are transported to their final destinations. In recent years, many traditional hub-and-spoke operators have faced significant and increasing competitive pressure from low-cost, point-to-point carriers on routes with sufficient demand to sustain point-to-point service. A point-to-point structure enables airlines to focus on the most profitable, high-demand routes and to offer greater convenience and, in many instances, lower fares. As demand for air travel in Latin America increases, some of our competitors have initiated non-stop service between destinations that we currently serve through our Panamanian hub. Non-stop service, which bypasses our hub in Panama is more convenient and possibly less expensive, than our connecting service and could significantly decrease demand for our service to those destinations. We believe that competition from point-to-point carriers will be directed towards the largest markets that we serve and such competition is likely to continue at this level or intensify in the future. As a result, the effect of such competition on us could be significant and could have a material adverse effect on our business, financial condition and results of operations.

The Panamanian Aviation Act and certain of the bilateral agreements under which we operate contain Panamanian ownership requirements that are not clearly defined, and our failure to comply with these requirements could cause us to lose our authority to operate in Panama or to the international destinations we serve.

Under Law No. 21 of January 29, 2003, which regulates the aviation industry in the Republic of Panama and which we refer to as the Aviation Act, “substantial ownership” and “effective control” of our airline must remain in the hands of Panamanian nationals. Under certain of the bilateral agreements between Panama and other countries pursuant to which we have the right to fly to those other countries and over their territory, we must continue to have substantial Panamanian ownership and effective control by Panamanian nationals to retain these rights. Neither “substantial ownership” nor “effective control” are defined in the Aviation Act or in the bilateral agreements, and it is unclear how a Panamanian court or, in the case of the bilateral agreements, foreign regulatory authorities might interpret these requirements. In addition, the manner in which these requirements are interpreted may change over time. We cannot predict whether these requirements would be satisfied through ownership and control by Panamanian record holders, or if these requirements would be satisfied only by direct and indirect ownership and control by Panamanian beneficial owners.

At the present time, Corporación de Inversiónes Aereas, S.A., or CIASA, a Panamanian entity, is the record owner of all of our Class B voting shares, representing approximately 29.2% of our total share capital and all of the voting power of our capital stock.

On November 25, 2005, the Executive Branch of the Government of Panama promulgated a decree stating that the “substantial ownership” and “effective control” requirements of the Aviation Act are met if a Panamanian citizen or a Panamanian company is the record holder of shares representing 51% or more of the voting power of the company. Although the decree has the force of law for so long as it remains in effect, it does not supersede the Aviation Act, and it can be modified or superseded at any time by a future Executive Branch decree. Additionally, the decree has no binding effect on regulatory authorities of other countries whose bilateral agreements impose Panamanian ownership and control limitations on us. We cannot assure you that the decree will not be challenged, modified or superseded in the future, that CIASA will continue to own a majority of the Class B shares, or that record ownership of a majority of our Class B shares by Panamanian entities will be sufficient to satisfy the “substantial ownership” requirement of the Aviation Act and the decree. A change in the ownership of the Class B shares or a determination by the Panamanian Civil Aviation Authority (the Autoridad de Aeronáutica Civil), which we refer to as the AAC, or a Panamanian court that “substantial” Panamanian ownership should be determined on the basis of our direct and indirect ownership, could cause us to lose our license to operate our airline in Panama. Likewise, if a foreign regulatory authority were to determine that our direct or indirect Panamanian ownership fails to satisfy the minimum Panamanian ownership requirements for a Panamanian carrier under the applicable bilateral agreement, we may lose the benefit of that agreement and be prohibited from flying to the relevant country or over its territory. Any such determination would have a material adverse effect on our business, financial condition and results of operations, as well as on the value of the Class A Shares.

Our business is subject to extensive regulation which may restrict our growth or our operations or increase our costs.

Our business, financial condition and results of operations could be adversely affected if we or certain aviation authorities in the countries to which we fly fail to maintain the required foreign and domestic governmental authorizations necessary for our operations. In order to maintain the necessary authorizations issued by the AAC, the Colombian Civil Aviation Administration, Unidad Administrativa Especial de Aeronáutica Civil (UAEAC), and other corresponding foreign authorities, we must continue to comply with applicable statutes, rules and regulations pertaining to the airline industry, including any rules and regulations that may be adopted in the future. We cannot predict or control any actions that the AAC, the UAEAC, or foreign aviation regulators may take in the future, which could include restricting our operations or imposing new and costly regulations. Also, our fares are technically subject to review by the AAC, the UAEAC, and the regulators of certain other countries to which we fly, any of which may in the future impose restrictions on our fares.

We are also subject to international bilateral air transport agreements that provide for the exchange of air traffic rights between each of Panama and Colombia, and various other countries, and we must obtain permission from the applicable foreign governments to provide service to foreign destinations. There can be no assurance that existing bilateral agreements between the countries in which our airline operating companies are based and foreign governments will continue, or that we will be able to obtain more route rights under those agreements to accommodate our future expansion plans. A modification, suspension or revocation of one or more bilateral agreements could have a material adverse effect on our business, financial condition and results of operations. The suspension of our permits to operate to certain airports or destinations, the cancellation of any of our provisional routes or the imposition of other sanctions could also have a material adverse effect. Due to the nature of bilateral agreements, we can fly to many destinations only from Panama, and to certain destinations only from Colombia. We cannot assure you that a change in a foreign government’s administration of current laws and regulations or the adoption of new laws and regulations will not have a material adverse effect on our business, financial condition and results of operations.

We plan to continue to increase the scale of our operations and revenues by expanding our presence on new and existing routes. Our ability to successfully implement this strategy will depend upon many factors, several of which are outside our control or subject to change. These factors include the permanence of a suitable political, economic and regulatory environment in the Latin American countries in which we operate or intend to operate and our ability to identify strategic local partners.

The most active government regulator among the countries to which we fly is the U.S. Federal Aviation Administration, or FAA. The FAA from time to time issues directives and other regulations relating to the maintenance and operation of aircraft that require significant expenditures. FAA requirements cover, among other things, security measures, collision avoidance systems, airborne windshear avoidance systems, noise abatement and other environmental issues, and increased inspections and maintenance procedures to be conducted on older aircraft. We expect to continue incurring expenses to comply with the FAA’s regulations, and any increase in the cost of compliance could have an adverse effect on our financial condition and results of operations. Additional new regulations continue to be regularly implemented by the U.S. Transportation Security Administration, or TSA, as well.

The growth of our operations to the United States and the benefits of our code-sharing arrangements with Continental are dependent on Panama’s continued favorable safety assessment.

The FAA periodically audits the aviation regulatory authorities of other countries. As a result of its investigation, each country is given an International Aviation Safety Assessment, or IASA, rating. Since April 2004, IASA has rated Panama as a Category 1 jurisdiction. We cannot assure you that the government of Panama, and the AAC in particular, will continue to meet international safety standards, and we have no direct control over their compliance with IASA guidelines. If Panama’s IASA rating were to be downgraded in the future, it could prohibit us from increasing service to the United States and Continental would have to suspend the placing of its code on our flights, causing us to lose direct revenue from codesharing as well as reducing flight options to our customers.

We are highly dependent on our hub at Panama City’s Tocumen International Airport.

Our business is heavily dependent on our operations at our hub at Panama City’s Tocumen International Airport. Substantially all of our Copa flights either depart from or arrive at our hub. The hub-and-spoke structure of our operations is particularly dependent on the on-time arrival of tightly coordinated groupings of flights to ensure that passengers can make timely connections to continuing flights. Like other airlines, we are subject to delays caused by factors beyond our control, including air traffic congestion at airports, adverse weather conditions and increased security measures. Delays inconvenience passengers, reduce aircraft utilization and increase costs, all of which in turn negatively affect our profitability. A significant interruption or disruption in service at Tocumen International Airport could have a serious impact on our business, financial condition and operating results. Also, Tocumen International Airport provides international service to the Republic of Panama’s population of approximately 3.5 million, whereas the hub markets of our current competitors tend to be much larger, providing those competitors with a larger base of customers at their hub.

Tocumen International Airport is operated by a corporation that is controlled by the government of the Republic of Panama. We depend on our good working relationship with the quasi-governmental corporation that operates the airport to ensure that we have adequate access to aircraft parking positions, landing rights and gate assignments for our aircraft to accommodate our current operations and future plans for expansion. The corporation that operates Tocumen International Airport does not enter into any formal, written leases or other agreements with airlines that govern rights to use the airport’s jetways or aircraft parking spaces. Therefore, we do not have contractual recourse in the event the airport authority assigns new capacity to competing airlines, reassigns our resources to other aircraft operators, raises fees or discontinues investments in the airport’s maintenance and expansion. Any of these events could result in significant new competition for our routes or could otherwise have a material adverse effect on our current operations or ability for future growth.

We are exposed to increases in landing charges and other airport access fees and cannot be assured access to adequate facilities and landing rights necessary to achieve our expansion plans.

We must pay fees to airport operators for the use of their facilities. Any substantial increase in airport charges could have a material adverse impact on our results of operations. Passenger taxes and airport charges have also increased in recent years, sometimes substantially. Certain important airports that we use may be privatized in the near future which is likely to result in significant cost increases to the airlines that use these airports. We cannot assure you that the airports used by us will not impose, or further increase, passenger taxes and airport charges in the future, and any such increases could have an adverse effect on our financial condition and results of operations.

Certain airports that we serve (or that we plan to serve in the future) are subject to capacity constraints and impose slot restrictions during certain periods of the day. We cannot assure you that we will be able to obtain a sufficient number of slots, gates and other facilities at airports to expand our services as we are proposing to do. It is also possible that airports not currently subject to capacity constraints may become so in the future. In addition, an airline must use its slots on a regular and timely basis or risk having those slots re-allocated to others. Where slots or other airport resources are not available or their availability is restricted in some way, we may have to amend our schedules, change routes or reduce aircraft utilization. Any of these alternatives could have an adverse financial impact on us.

Some of the airports to which we fly impose various restrictions, including limits on aircraft noise levels, limits on the number of average daily departures and curfews on runway use. In addition, we cannot assure you that airports at which there are no such restrictions may not implement restrictions in the future or that, where such restrictions exist, they may not become more onerous. Such restrictions may limit our ability to continue to provide or to increase services at such airports.

We have significant fixed financing costs and expect to incur additional fixed costs as we expand our fleet.

The airline business is characterized by high leverage, and we have a high level of indebtedness. We also have significant expenditures in connection with our operating leases and facility rental costs, and substantially all of our property and equipment is pledged to secure indebtedness. For the year ended December 31, 2009, our interest expense and aircraft and facility rental expense under operating leases aggregated $94.0 million. At December 31, 2009, approximately 49% of our total indebtedness bore interest at fixed rates, and a small portion of our lease obligations was determined with reference to LIBOR. Accordingly, our financing and rent expense will not decrease significantly if market interest rates decline.

As of December 31, 2009, we had firm commitments to purchase 29 Boeing 737-Next Generation, with an aggregate manufacturer’s list price of approximately $2.3 billion. We will require substantial capital from external sources to meet our future financial commitments. The credit crisis and the related recessionary environment has increased and may continue to increase the costs of such financing. In addition, the acquisition and financing of these aircraft will likely result in a substantial increase in our leverage and fixed financing costs. A high degree of leverage and fixed payment obligations could:

•	limit our ability in the future to obtain additional financing for working capital or other important needs;

•	impair our liquidity by diverting substantial cash from our operating needs to service fixed financing obligations; or

•	limit our ability to plan for or react to changes in our business, in the airline industry or in general economic conditions.

Any one of these could have a material adverse effect on our business, financial condition and results of operations.

Our existing debt financing agreements and our aircraft operating leases contain restrictive covenants that impose significant operating and financial restrictions on us.

Our aircraft financing loans and operating leases and the instruments governing our other indebtedness contain a number of significant covenants and restrictions that limit our ability and our subsidiaries’ ability to:

•	create material liens on our assets;

•	take certain actions that may impair creditors’ rights to our aircraft;

•	sell assets or engage in certain mergers or consolidations; and

•	engage in other specified significant transactions.

In addition, several of our aircraft financing agreements require us to maintain compliance with specified financial ratios and other financial and operating tests. For example, our access to certain borrowings under our aircraft financing arrangements is conditioned upon our maintenance of minimum debt service coverage and capitalization ratios. Complying with these covenants may cause us to take actions that make it more difficult to execute successfully our business strategy, and we may face competition from companies not subject to such restrictions. Moreover, our failure to comply with these covenants could result in an event of default or refusal by our creditors to extend certain of our loans.

If we fail to successfully take delivery of or reliably operate new aircraft, our business could be harmed.

In 2010, we expect to take delivery of eight Boeing 737-800, and we expect to incorporate new aircraft into our fleet. The decision to incorporate new aircraft is based on a variety of factors, including the implementation of our growth strategy. Acquisition of new aircraft involves a variety of risks relating to its ability to be successfully placed into service including:

•	manufacturer’s delays in meeting the agreed upon aircraft delivery schedule;

•	difficulties in obtaining financing on acceptable terms to complete our purchase of all of the aircraft we have committed to purchase; and

•	the inability of new aircraft and their components to comply with agreed upon specifications and performance standards.

In addition, our fleet includes 26 Embraer 190 aircraft, which is a relatively new aircraft to the industry. Although we have not had significant problems with this aircraft, we cannot predict the reliability of the Embraer aircraft as the aircraft age.

If we fail to successfully take delivery of, or reliably operate new aircraft, our business, financial condition and results of operations could be harmed.

If we were to determine that our aircraft, rotable parts or inventory were impaired, it would have a significant adverse effect on our operating results.

We perform impairment reviews when there are particular risks of impairment or other indicators described in Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in order to determine whether we need to reduce the carrying value of our aircraft and related assets with a related charge to our earnings. In addition to the fact that the value of our fleet declines as it ages, any potential excess capacity in the airline industry, airline bankruptcies and other factors beyond our control may further contribute to the decline of the fair market value of our aircraft and related rotable parts and inventory. If such impairment does occur, we would be required under U.S. GAAP to write down these assets to their estimated fair market value through a charge to earnings. A significant charge to earnings would adversely affect our financial condition and operating results. In addition, the interest rates on and the availability of certain of our aircraft financing loans are tied to the value of the aircraft securing the loans. If those values were to decrease substantially, our interest rates may rise or the lenders under those loans may cease extending credit to us, either of which could have an adverse impact on our financial condition and results of operations.

We rely on information technology systems, and we may become more dependent on such systems in the future.

We rely upon information technology systems to operate our business and increase our efficiency. We are highly reliant on certain systems for maintenance, reservations, check-in, revenue management, accounting and cargo distribution. Other systems are designed to decrease distribution costs through Internet reservations and to maximize cargo distributions. These systems may not deliver their anticipated benefits. Also, in transitioning to new systems we may lose data or experience interruptions in service, which could harm our business.

Our quarterly results can fluctuate substantially, and the trading price of our Class A Shares may be affected by such variations.

The airline industry is by nature cyclical and seasonal, and our operating results may vary from quarter to quarter. We tend to experience the highest levels of traffic and revenue in July and August, with a smaller peak in traffic in December and January. In general, demand for air travel is higher in the third and fourth quarters, particularly in international markets, because of the increase in vacation travel during these periods relative to the remainder of the year. We generally experience our lowest levels of passenger traffic in April and May. Given our high proportion of fixed costs, seasonality can affect our profitability from quarter to quarter. Demand for air travel is also affected by factors such as economic conditions, war or the threat of war, fare levels and weather conditions.

Due to the factors described above and others described in this annual report, quarter-to-quarter comparisons of our operating results may not be good indicators of our future performance. In addition, it is possible that in any quarter our operating results could be below the expectations of investors and any published reports or analyses regarding our company. In that event, the price of our Class A Shares could decline, perhaps substantially.

Our reputation and financial results could be harmed in the event of an accident or incident involving our aircraft.

An accident or incident involving one of our aircraft could involve significant claims by injured passengers and others, as well as significant costs related to the repair or replacement of a damaged aircraft and its temporary or permanent loss from service. We are required by our creditors and the lessors of our aircraft under our operating lease agreements to carry liability insurance, but the amount of such liability insurance coverage may not be adequate and we may be forced to bear substantial losses in the event of an accident. Our insurance premiums may also increase due to an accident or incident affecting one of our aircraft. Substantial claims resulting from an accident in excess of our related insurance coverage or increased premiums would harm our business and financial results. Moreover, any aircraft accident or incident, even if fully insured, could cause the public to perceive us as less safe or reliable than other airlines which could harm our business and results of operations. Our business would also be significantly harmed if the public avoids flying our aircraft due to an adverse perception of the types of aircraft that we operate arising from safety concerns or other problems, whether real or perceived, or in the event of an accident involving those types of aircraft.

Fluctuations in foreign exchange rates could negatively affect our net income.

In 2009, approximately 71.0% of our expenses and 43.4% of our revenues were denominated in U.S. dollars. The remainder of our expenses and revenues were denominated in the currencies of the various countries to which we fly, with the largest non-dollar amount denominated in Colombian Pesos due to our acquisition of AeroRepública in April 2005. If any of these currencies decline in value against the U.S. dollar, our revenues, expressed in U.S. dollars, and our operating margin would be adversely affected. We may not be able to adjust our fares denominated in other currencies to offset any increases in U.S. dollar-denominated expenses, increases in interest expense or exchange losses on fixed obligations or indebtedness denominated in foreign currency. We currently have hedges in place with respect to some of our U.S. dollar / Colombian Peso exposure.

We are also exposed to exchange rate losses, as well as gains, due to the fluctuation in the value of local currencies vis-à-vis the U.S. dollar during the period of time between the time we are paid in local currencies and the time we are able to repatriate the revenues in U.S. dollars. Although in most countries to which we fly this period is typically between one and two weeks, in Venezuela, foreign companies, including airline operators, have experienced increasing delays for approvals by the Venezuelan government to repatriate funds. In recent periods, we have experienced up to a nine month delay in repatriating funds. On January 8, 2010, the Venezuelan government announced its decision to implement new fixed exchange rates effective January 11, 2010, which resulted in a significant devaluation of the Bolivar against the U.S. dollar. As a result, we incurred losses of approximately $21 million, which will be recorded in the first quarter of 2010 in accordance with US GAAP. Given the uncertainty with respect to the exchange control regime in Venezuela, we continue to be exposed in respect of our cash balance in Venezuelan Bolivares should there be a further devaluation of the Bolivar.

Our maintenance costs will increase as our fleet ages.

The average age of our fleet was approximately 4.6 years as of December 31, 2009. In recent years, our fleet average age has decreased significantly, mainly as a result of AeroRepública’s fleet renewal program which has replaced older MD-80 aircraft with new Embraer-190 aircraft. In past years we have incurred a low level of maintenance expenses because most of the parts on our aircraft were still covered under multi-year warranties. As our fleet ages and these warranties expire, we expect that our maintenance costs will increase significantly, both on an absolute basis and as a percentage of our operating expenses.

If we enter into a prolonged dispute with any of our employees, many of whom are represented by unions, or if we are required to increase substantially the salaries or benefits of our employees, it may have an adverse impact on our operations and financial condition.

Approximately 49% of the Company’s employees belong to a labor union. There are currently five unions covering our Copa employees based in Panama: the pilots’ union; the flight attendants’ union; the mechanics’ union; the traffic attendants’ union; and a generalized union, which represents baggage handlers, aircraft cleaners, counter agents, and other non-executive administrative staff. Copa entered into collective bargaining agreements with its mechanics union in April 2009, its general union in July 2008, its pilot union in November 2007 and its flight attendants union in March 2010. Collective bargaining agreements in Panama are typically between three and four year terms. We also have union contracts with our Copa employees in Brazil and Mexico. AeroRepública is a party to collective bargaining agreements that cover all of AeroRepública’s pilots, co-pilots, and flight attendants. A strike, work interruption or stoppage or any prolonged dispute with our employees who are represented by any of these unions could have an adverse impact on our operations. These risks are typically exacerbated during periods of renegotiation with the unions. Any renegotiated collective bargaining agreement could feature significant wage increases and a consequent increase in our operating expenses. Employees outside of Panama that are not currently members of unions may also form new unions that may seek further wage increases or benefits.

Our business is labor intensive. We expect salaries, wages and benefits to increase on a gross basis, and these costs could increase as a percentage of our overall costs. If we are unable to hire, train and retain qualified pilots and other employees at a reasonable cost, our business could be harmed and we may be unable to complete our expansion plans.

Our revenues depend on our relationship with travel agents and tour operators.

In 2009, approximately 52% of our revenues were derived from tickets sold by travel agents or tour operators. We cannot assure you that we will be able to maintain favorable relationships with these ticket sellers. Our revenues could be adversely impacted if travel agents or tour operators elect to favor other airlines or to disfavor us. Our relationship with travel agents and tour operators may be affected by:

•	the size of commissions offered by other airlines;

•	changes in our arrangements with other distributors of airline tickets; and

•	the introduction and growth of new methods of selling tickets.

We rely on third parties to provide our customers and us with facilities and services that are integral to our business.

We have entered into agreements with third-party contractors to provide certain facilities and services required for our operations, such as heavy aircraft and engine maintenance; call center services; and catering, ground handling, cargo and baggage handling, or “below the wing” aircraft services. For example, at airports other than Tocumen International Airport, most of our “below the wing” aircraft services are performed by third party contractors. Overhaul maintenance and “C-checks” are handled by contractors in the United States, Panama and Costa Rica, and some line maintenance is handled at certain airports by contract workers rather than our employees. Substantially all of our agreements with third-party contractors are subject to termination on short notice. The loss or expiration of these agreements or our inability to renew these agreements or to negotiate new agreements with other providers at comparable rates could harm our business and results of operations. Further, our reliance on third parties to provide essential services on our behalf gives us less control over the costs, efficiency, timeliness and quality of those services. A contractor’s negligence could compromise our aircraft or endanger passengers and crew. This could also have a material adverse effect on our business. We expect to be dependent on such agreements for the foreseeable future and if we enter any new market, we will need to have similar agreements in place.

We depend on a limited number of suppliers.

We are subject to the risks of having a limited number of suppliers for our aircraft and engines. One of the elements of our business strategy is to save costs by operating a simplified aircraft fleet. Copa currently operates the Boeing 737-700/800 Next Generation aircraft powered by CFM 56-7B engines from CFM International and the Embraer 190, powered by General Electric CF 34-10 engines. AeroRepública currently operates the Embraer 190, powered by General Electric CF 34-10 engines. We currently intend to continue to rely exclusively on these aircraft for the foreseeable future. If any of Boeing, Embraer, CFM International or GE Engines were unable to perform their contractual obligations, or if we are unable to acquire or lease new aircraft or engines from aircraft or engine manufacturers or lessors on acceptable terms, we would have to find another supplier for a similar type of aircraft or engine.

If we have to lease or purchase aircraft from another supplier, we could lose the benefits we derive from our current fleet composition. We cannot assure you that any replacement aircraft would have the same operating advantages as the Boeing 737-700/800 Next Generation or Embraer 190 aircraft that would be replaced or that Copa could lease or purchase engines that would be as reliable and efficient as the CFM 56-7B and GE CF34-10. We may also incur substantial transition costs, including costs associated with retraining our employees, replacing our manuals and adapting our facilities. Our operations could also be harmed by the failure or inability of Boeing, Embraer, CFM International or GE Engines to provide sufficient parts or related support services on a timely basis.

Our business would be significantly harmed if a design defect or mechanical problem with any of the types of aircraft or components that we operate were discovered that would ground any of our aircraft while the defect or problem was corrected, assuming it could be corrected at all. The use of our aircraft could be suspended or restricted by regulatory authorities in the event of any actual or perceived mechanical or design problems. Our business would also be significantly harmed if the public began to avoid flying with us due to an adverse perception of the types of aircraft that we operate stemming from safety concerns or other problems, whether real or perceived, or in the event of an accident involving those types of aircraft or components.

We also depend on limited suppliers with respect to supplies obtained locally, such as our fuel supply. These local suppliers may not be able to maintain the pace of our growth and our requirements may exceed their capabilities, which may adversely affect our ability to execute our growth strategy.

We are dependent on key personnel.

Our success depends to a significant extent upon the efforts and abilities of our senior management team and key financial, commercial, operating and maintenance personnel. In particular, we depend on the services of our senior management team, including Pedro Heilbron, our Chief Executive Officer, Victor Vial, our Chief Financial Officer, and Daniel Gunn, our Chief Operating Officer. Competition for highly qualified personnel is intense, and the loss of any executive officer, senior manager or other key employee without adequate replacement or the inability to attract new qualified personnel could have a material adverse effect upon our business, operating results and financial condition.

Our operations in Cuba, which has been identified by the U.S. Department of State as a state sponsor of terrorism, may adversely affect our reputation and the liquidity and value of our Class A Shares.

We currently operate approximately eight daily departures to and from Cuba which provide passenger, cargo and mail transportation service. For the year ended December 31, 2009, our transported passengers to and from Cuba represented approximately 5.4% of our total passengers carried. Our operating revenues from Cuban operations during the year ended December 31, 2009 represented approximately 7.1% of our total consolidated operating revenues for such year. Our assets located in Cuba are insignificant.

Cuba has been identified by the United States government as a state sponsor of terrorism, and the U.S. Treasury Department’s Office of Foreign Assets Control (OFAC) administers and enforces economic and trade sanctions based on U.S. foreign policy against Cuba and certain other targeted foreign countries. You should understand that our overall business reputation may suffer as a result of our activities in Cuba, particularly if such activities grow in the future. Certain U.S. states have recently enacted legislation regarding investments by pension funds and other retirement systems in companies, such as ours, that have business activities with Cuba and other countries that have been identified as terrorist-sponsoring states. Similar legislation may be pending in other states. As a result, pension funds and other retirement systems may be subject to new reporting requirements and other burdensome restrictions with respect to investments in companies such as ours. Pension funds and similar institutions represent an important source of demand for our shares, and if their willingness to invest in and hold our shares were to diminish as a result of any such requirements or restrictions, or for any other reason, it would likely have a material adverse effect on the liquidity and value of our Class A Shares.

Risks Relating to the Airline Industry

The airline industry is highly competitive.

We face intense competition throughout our route network. Overall airline industry profit margins are low and industry earnings are volatile. Airlines compete in the areas of pricing, scheduling (frequency and flight times), on-time performance, frequent flyer programs and other services. Some of our competitors, such as American Airlines, have larger customer bases and greater brand recognition in the markets we serve outside Panama, and some of our competitors have significantly greater financial and marketing resources than we have. Airlines based in other countries may also receive subsidies, tax incentives or other state aid from their respective governments, which are not provided by the Panamanian government. The commencement of, or increase in, service on the routes we serve by existing or new carriers could negatively impact our operating results. Likewise, competitors’ service on routes that we are targeting for expansion may make those expansion plans less attractive.

We compete with a number of other airlines that currently serve some of the routes on which we operate, including American Airlines, Delta Air Lines, Mexicana and Avianca-Taca Limited (“Avianca-Taca”), the entity created by the recent merger of two of our competitors, Aerovías del Continente Americano S.A. (“Avianca”) and Grupo Taca. AeroRepública’s results of operations, in particular, are highly sensitive to competitive conditions in the Colombian domestic air travel market. AeroRepública’s rapid growth in recent years occurred during a period in which the domestic market leader, Avianca, experienced severe financial difficulties that resulted in its bankruptcy and the exit from the market of several other competitors. Avianca emerged from bankruptcy with new management and an improved financial condition and recently consummated a merger with Grupo Taca. In addition, Aerovías de Integración Regional, or Aires, a low-cost carrier based in Bogotá, Colombia, has recently captured a significant portion of the domestic market in Colombia. It is therefore likely that AeroRepública will face stronger competition in the future than it has in recent years, and its prior results may not be indicative of its future performance.

We must constantly react to changes in prices and services offered by our competitors to remain competitive. The airline industry is highly susceptible to price discounting, particularly because airlines incur very low marginal costs for providing service to passengers occupying otherwise unsold seats. Carriers use discount fares to stimulate traffic during periods of lower demand to generate cash flow and to increase market share. Any lower fares offered by one airline are often matched by competing airlines, which often results in lower industry yields with little or no increase in traffic levels. Price competition among airlines in the future could lead to lower fares or passenger traffic on some or all of our routes, which could negatively impact our profitability. We cannot assure you that any of our competitors will not undercut our fares in the future or increase capacity on routes in an effort to increase their respective market share. Although we intend to compete vigorously and to assert our rights against any predatory conduct, such activity by other airlines could reduce the level of fares or passenger traffic on our routes to the point where profitable levels of operations could not be maintained. Due to our smaller size and financial resources compared to several of our competitors, we may be less able to withstand aggressive marketing tactics or fare wars engaged in by our competitors should such events occur.

We may face increasing competition from low-cost carriers offering discounted fares.

Traditional hub-and-spoke carriers in the United States and Europe continue to face substantial and increasing competitive pressure from low-cost carriers offering discounted fares. The low-cost carriers’ operations are typically characterized by point-to-point route networks focusing on the highest demand city pairs, high aircraft utilization, single class service and fewer in-flight amenities. As evidenced by the operations of Gol Intelligent Airlines, or Gol, which continues to grow both in Brazil as well as in other South American countries, Spirit, which serves Latin America from Fort Lauderdale, JetBlue, which flies from Orlando to Bogota, Aires, which recently has expanded aggressively in the domestic Colombian market and introduced flights between Bogota and Fort Lauderdale, and a number of low-cost carriers which operate within Mexico, among others, the low-cost carrier business model appears to be gaining acceptance in the Latin American aviation industry. As a result, we may face new and substantial competition from low-cost carriers in the future which could result in significant and lasting downward pressure on the fares we charge for flights on our routes.

Significant changes or extended periods of high fuel costs or fuel supply disruptions could materially affect our operating results.

Fuel costs constitute a significant portion of our total operating expenses, representing approximately 32.0% of our operating expenses in 2007, 38.0% in 2008 and 29.2% in 2009. Fuel prices reached record levels during the middle of 2008, but decreased substantially in the second half of 2008. Jet fuel costs have been subject to wide fluctuations as a result of increases in demand, sudden disruptions in and other concerns about global supply, as well as market speculation. Both the cost and availability of fuel are subject to many economic, political, weather, environmental and other factors and events occurring throughout the world that we can neither control nor accurately predict, including international political and economic circumstances such as the political instability in major oil-exporting countries in Latin America, Africa and Asia. If a future fuel supply shortage were to arise as a result of production curtailments by the Organization of the Petroleum Exporting Countries, or OPEC, a disruption of oil imports, supply disruptions resulting from severe weather or natural disasters, the continued unrest in Iraq, other conflicts in the Middle East or otherwise, higher fuel prices or further reductions of scheduled airline services could result. We cannot assure you that we would be able to offset any increases in the price of fuel by increasing our fares.

We routinely enter into derivative contracts for a portion of our fuel needs to protect against rising fuel costs; although in recent periods, we have entered into such arrangements on a much more selective basis. These agreements provide only limited protection against increases in the price of fuel or our counterparties’ inability to perform under the agreement can be less effective during volatile market conditions and may be unavailable to us in the event of a deterioration in our financial condition. Because of the large volume of jet fuel that we consume in our business, entering into derivative contracts for any substantial portion of our future projected fuel requirements is costly. Fuel prices are likely to increase above their current levels and may do so in the near future, which could materially and negatively affect our operating results. Conversely, significant declines in fuel prices (such as those experienced in the last six months of 2008) may increase the costs associated with our fuel hedging arrangements to the extent we have entered into swaps or collars. Swaps and put options sold as part of a collar obligate us to make payments to the counterparty upon settlement of the contracts if the price of the commodity hedged falls below the agreed upon amount. Historically, declining crude oil prices have resulted in our being required to post significant amounts of collateral to cover potential amounts owed with respect to swap and collar contracts that have not yet settled. Additionally, lower fuel prices may result in lower fares through the reduction or elimination of fuel surcharges.

We may experience difficulty finding, training and retaining pilots and other employees.

In previous years, the airline industry has experienced a sustained pilot shortage caused by extraordinary air traffic growth in the Persian Gulf, China and India; the rise of lucrative low-cost carriers in Europe and Asia; and the sustained recovery of the U.S. airlines from the industry recession caused by the September 11 terrorist attacks. This worldwide shortage of pilots disproportionately affects smaller and regional carriers. Although the current recessionary environment has provided some relief to the pilot shortage, as economies improve, the inability to attract and retain pilots may adversely affect our growth strategy by limiting our ability to add new routes or increase the frequency of existing routes.

The airline industry is a labor-intensive business. We employ a large number of flight attendants, maintenance technicians and other operating and administrative personnel. The airline industry has, from time to time, experienced a shortage of qualified personnel. In addition, as is common with most of our competitors, we may, from time to time, face considerable turnover of our employees. Should the turnover of employees sharply increase, our training costs will be significantly higher. We cannot assure you that we will be able to recruit, train and retain the qualified employees that we need to continue our current operations or replace departing employees. A failure to hire and retain qualified employees at a reasonable cost could materially adversely affect our business, financial condition and results of operations.

Because the airline industry is characterized by high fixed costs and relatively elastic revenues, airlines cannot quickly reduce their costs to respond to shortfalls in expected revenue.

The airline industry is characterized by low gross profit margins, high fixed costs and revenues that generally exhibit substantially greater elasticity than costs. The operating costs of each flight do not vary significantly with the number of passengers flown and, therefore, a relatively small change in the number of passengers, fare pricing or traffic mix could have a significant effect on operating and financial results. These fixed costs cannot be adjusted quickly to respond to changes in revenues and a shortfall from expected revenue levels could have a material adverse effect on our net income.

Airline bankruptcies could adversely affect the industry.

In recent years, several air carriers have sought to reorganize under Chapter 11 of the United States Bankruptcy Code, including some of our competitors such as Avianca and Delta. Successful completion of such reorganizations could present us with competitors with significantly lower operating costs derived from labor, supply and financing contracts renegotiated under the protection of the Bankruptcy Code. In addition, air carriers involved in reorganizations have historically undertaken substantial fare discounting in order to maintain cash flows and to enhance continued customer loyalty. Such fare discounting could further lower yields for all carriers, including us. Further, the market value of aircraft would likely be negatively impacted if a number of air carriers seek to reduce capacity by eliminating aircraft from their fleets.

Our business may be adversely affected by downturns in the airline industry caused by terrorist attacks, war or outbreak of disease, which may alter travel behavior or increase costs.

Demand for air transportation may be adversely affected by terrorist attacks, war or political and social instability, epidemics, natural disasters and other events. Any of these events in the markets in which we operate could have a material impact on our business, financial condition and results of operations. Furthermore, these types of situations could have a prolonged effect on air transportation demand and on certain cost items.

The terrorist attacks in the United States on September 11, 2001, for example, have had a severe and lasting adverse impact on the airline industry. Airline traffic in the United States fell dramatically after the attacks and decreased less severely throughout Latin America. The repercussions of September 11th, including increases in security, insurance and fear of similar attacks, continue to affect us and the airline industry. Our revenues depend on the number of passengers traveling on our flights. Therefore, any future terrorist attacks or threat of attacks, whether or not involving commercial aircraft, any increase in hostilities relating to reprisals against terrorist organizations, including an escalation of military involvement in the Middle East, or otherwise and any related economic impact could result in decreased passenger traffic and materially and negatively affect our business, financial condition and results of operations.

Public health threats, such as the H1N1 flu virus, the bird flu, Severe Acute Respiratory Syndrome (SARs) and other highly communicable diseases, affect travel behavior and could have a material adverse effect on the industry. During the second quarter of 2009, passenger traffic was negatively affected as a result of the H1N1 flu crisis, which resulted in lower overall demand for intra-Latin America travel, especially to and from Mexico. Although we quickly responded to the crisis by reducing capacities to Mexico and the H1N1 flu situation normalized by July 2009, we cannot assure you that the adverse effects of future outbreaks of H1N1 or other such health threats will be able to be similarly contained. It is impossible to determine if and when such health threats, or perceived health threats, will occur, when the resulting adverse effects will abate and the extent to which they will further decrease demand for air travel, which could materially and negatively affect our business, financial condition and results of operations.

Increases in insurance costs and/or significant reductions in coverage would harm our business, financial condition and results of operations.

Following the 2001 terrorist attacks, premiums for insurance against aircraft damage and liability to third parties increased substantially, and insurers could reduce their coverage or increase their premiums even further in the event of additional terrorist attacks, hijackings, airline crashes or other events adversely affecting the airline industry abroad or in Latin America. In the future, certain aviation insurance could become unaffordable, unavailable or available only for reduced amounts of coverage that are insufficient to comply with the levels of insurance coverage required by aircraft lenders and lessors or applicable government regulations. While governments in other countries have agreed to indemnify airlines for liabilities that they might incur from terrorist attacks or provide low-cost insurance for terrorism risks, the Panamanian government has not indicated an intention to provide similar benefits to us. Increases in the cost of insurance may result in both higher fares and a decreased demand for air travel generally, which could materially and negatively affect our business, financial condition and results of operations.

Failure to comply with applicable environmental regulations could adversely affect our business.

Our operations are covered by various local, national and international environmental regulations. These regulations cover, among other things, emissions to the atmosphere, disposal of solid waste and aqueous effluents, aircraft noise and other activities that result from the operation of aircraft. Future operations and financial results may vary as a result of such regulations. Compliance with these regulations and new or existing regulations that may be applicable to us in the future could increase our cost base and adversely affect our operations and financial results.

Risks Relating to Panama and our Region

We are highly dependent on conditions in Panama and, to a lesser extent, in Colombia.

A substantial portion of our assets are located in the Republic of Panama, a significant proportion of our customers are Panamanian, and substantially all of Copa’s flights operate through our hub at Tocumen International Airport. As a result, we depend on economic and political conditions prevailing from time to time in Panama. Panama’s economic conditions in turn highly depend on the continued profitability and economic impact of the Panama Canal. Control of the Panama Canal and many other assets were transferred from the United States to Panama in 1999 after nearly a century of U.S. control. Political events in Panama may significantly affect our operations. Although the Panamanian government is democratically elected and the Panamanian political climate is currently stable, Panamanian elections were held in 2009, we cannot assure you that current conditions will continue under the new administration.

During the second quarter of 2005, we completed our acquisition of AeroRepública. Most of AeroRepública’s scheduled operations are conducted within Colombia. As a result, AeroRepública’s results of operations are highly sensitive to macroeconomic and political conditions prevailing in Colombia, which have been highly volatile and unstable in recent decades. Although the state of affairs in Colombia has been steadily improving since 2002, continuing guerrilla activity, among other factors, could cause a renewal of political unrest and instability in Colombia, which could adversely affect AeroRepública’s financial condition and results of operations. The threat of terrorist attacks could impose additional costs on us, including enhanced security to protect our aircraft, facilities and personnel against possible attacks as well as increased insurance premiums. As a result, we may encounter significant unanticipated problems at AeroRepública, which could have a material adverse effect on our consolidated financial condition and results of operations.

Although the economies of Panama and Colombia fared comparatively well during 2009, many of the countries we serve are experiencing either economic slowdowns or recessions, which have translated into a weakening of demand and may have an adverse effect on our business in the future. According to International Monetary Fund estimates, both the Panamanian and Colombian economies are expected to grow in 2010, however, if either economy experiences a sustained recession, or significant political disruptions, our business, financial condition and results of operations could be materially and negatively affected.

Any increase in the taxes we or our shareholders pay in Panama or the other countries where we do business could adversely affect the value of our Class A Shares.

We cannot assure you that we will continue to pay taxes at the current rate. Our provision for income taxes was $17.1 million, $17.5 million and $19.6 million in the years ended December 31, 2007, 2008 and 2009, which represented an effective income tax rate of 9.6%, 12.8% and 7.5% for the respective periods. We are subject to local tax regulations in each of the jurisdictions where we operate, the great majority of which are related to the taxation of income. In some of the countries to which we fly, we do not pay any income taxes, because we do not generate income under the laws of those countries either because they do not have income tax or because of treaties or other arrangements those countries have with Panama. In the remaining countries, we pay income tax at a rate ranging from 25% to 34% of income. Different countries calculate income in different ways, but they are typically derived from sales in the applicable country multiplied by our net margin or by a presumed net margin set by the relevant tax legislation. The determination of our taxable income in certain countries is based on a combination of revenues sourced to each particular country and the allocation of expenses of our operations to that particular country. The methodology for multinational transportation company sourcing of revenue and expense is not always specifically prescribed in the relevant tax regulations, and therefore is subject to interpretation by both us and the respective taxing authorities. Additionally, in some countries, the applicability of certain regulations governing non-income taxes and the determination of our filing status are also subject to interpretation. We cannot estimate the amount, if any, of potential tax liabilities that might result if the allocations, interpretations and filing positions used by us in our tax returns were challenged by the taxing authorities of one or more countries. If taxes were to increase, our financial performance and results of operations could be materially and adversely affected. Due to the competitive revenue environment, many increases in fees and taxes have been absorbed by the airline industry rather than being passed on to the passenger. Any such increases in our fees and taxes may reduce demand for air travel and thus our revenues.

We have elected to calculate our Panamanian income tax with the gross tax method based on the Panamanian Fiscal Code, under which income for international transportation companies is calculated based on a territoriality method that determines gross revenues earned in Panama by applying the percentage of miles flown within the Panamanian territory against total revenues. Under this method, loss carry-forwards cannot be applied to offset tax liability. If the Panamanian tax authorities do not agree with our methods of allocating revenues, we may be subject to additional tax liability. Airlines in Panama are currently not subject to any taxes relating specifically to the airline industry other than the 4% tax collected from passengers on tickets sold in Panama for the benefit of the Panamanian Tourism Bureau.

In addition, Law 8 of 2010 (the “Tax Reform”), which modifies material sections of the Panamanian Fiscal Code, was approved and became effective on March 15, 2010. As a result of this reform package, the airline industry will be subject to higher tax rates than it has paid in the past. We estimate, however, that we will benefit from certain tax credits in respect to taxes paid in foreign jurisdictions in 2010 and on a going-forward basis. We, therefore, anticipate that our effective tax rate for the immediate future will remain within the historical range of the past five years. As a result, we do not believe this tax reform is likely to have a material adverse effect on our financial position, results of operations and cash flows. Any future change in the Panamanian tax law increasing the taxes payable by us could have materially adverse effects on our business, financial condition and result of operations.

Political unrest and instability in Latin American countries to which we fly may adversely affect our business and the market price of our Class A Shares.

While geographic diversity helps to reduce our exposure to risks in any one country, we operate primarily within Latin America and are subject to a full range of risks associated with our international operations. These risks may include unstable political or economic conditions, lack of well-established or reliable legal systems, exchange controls and other limits on our ability to repatriate earnings and changeable legal and regulatory requirements. Although conditions throughout Latin American vary from country to country, our customers’ reactions to developments in Latin America generally may result in a reduction in passenger traffic, which could materially and negatively affect our financial condition, results of operations and the market price of our Class A Shares.

Risks Relating to Our Class A Shares

The value of our Class A Shares may be adversely affected by ownership restrictions on our capital stock and the power of our Board of Directors to take remedial actions to preserve our operating license and international route rights by requiring sales of certain outstanding shares or issuing new stock.

Pursuant to the Panamanian Aviation Act, as amended and interpreted to date, and certain of the bilateral treaties affording us the right to fly to other countries, we are required to be “substantially owned” and “effectively controlled” by Panamanian nationals. Our failure to comply with such requirements could result in the loss of our Panamanian operating license and/or our right to fly to certain important countries. Our Articles of Incorporation (Pacto Social) give special powers to our independent directors to take certain significant actions to attempt to ensure that the amount of shares held in us by non-Panamanian nationals does not reach a level which could jeopardize our compliance with Panamanian and bilateral ownership and control requirements. If our independent directors determine it is reasonably likely that we will be in violation of these ownership and control requirements and our Class B shares represent less than 10% of our total outstanding capital stock (excluding newly issued shares sold with the approval of our independent directors committee), our independent directors will have the power to issue additional Class B shares or Class C shares with special voting rights solely to Panamanian nationals. See “Description of Capital Stock.”

If any of these remedial actions are taken, the trading price of the Class A Shares may be materially and adversely affected. An issuance of Class C shares could have the effect of discouraging certain changes of control of Copa Holdings or may reduce any voting power that the Class A Shares enjoy prior to the Class C share issuance. There can be no assurance that we would be able to complete an issuance of Class B shares to Panamanian nationals. We cannot assure you that restrictions on ownership by non-Panamanian nationals will not impede the development of an active public trading market for the Class A Shares, adversely affect the market price of the Class A Shares or materially limit our ability to raise capital in markets outside of Panama in the future.

Our controlling shareholder has the ability to direct our business and affairs, and its interests could conflict with yours.

All of our Class B shares, representing approximately 25% of the economic interest in Copa Holdings and all of the voting power of our capital stock, are owned by CIASA. CIASA is in turn controlled by a group of Panamanian investors. In order to comply with the Panamanian Aviation Act, as amended and interpreted to date, we have amended our organizational documents to modify our share capital so that CIASA will continue to exercise voting control of Copa Holdings. CIASA will not be able to transfer its voting control unless control of our company will remain with Panamanian nationals. CIASA will maintain voting control of the company so long as CIASA continues to own a majority of our Class B shares and the Class B shares continue to represent more than 10% of our total share capital (excluding newly issued shares sold with the approval of our independent directors committee). Even after CIASA ceases to own the majority of the voting power of our capital stock, CIASA may continue to control our Board of Directors indirectly through its control of our Nominating and Corporate Governance Committee. As the controlling shareholder, CIASA may direct us to take actions that could be contrary to your interests and under certain circumstances CIASA will be able to prevent other shareholders, including you, from blocking these actions. Also, CIASA may prevent change of control transactions that might otherwise provide you with an opportunity to dispose of or realize a premium on your investment in our Class A Shares.

The Class A Shares will only be permitted to vote in very limited circumstances and may never have full voting rights.

The holders of Class A Shares have no right to vote at our shareholders’ meetings except with respect to corporate transformations of Copa Holdings, mergers, consolidations or spin-offs of Copa Holdings, changes of corporate purpose, voluntary delistings of the Class A Shares from the NYSE, the approval of nominations of our independent directors and amendments to the foregoing provisions that adversely affect the rights and privileges of any Class A Shares. The holders of Class B shares have the power, subject to our supplemental agreement with Continental, to elect the Board of Directors and to determine the outcome of all other matters to be decided by a vote of shareholders. Class A Shares will not have full voting rights unless the Class B shares represent less than 10% of our total capital stock (excluding newly issued shares sold with the approval of our independent directors committee). See “Description of Capital Stock.” We cannot assure you that the Class A Shares will ever carry full voting rights.

Substantial future sales of our Class A Shares by CIASA could cause the price of the Class A Shares to decrease.

CIASA owns all of our Class B shares, and those Class B shares will be converted into Class A Shares if they are sold to non-Panamanian investors. In connection with our initial public offering in December 2005, Continental and CIASA reduced their ownership of our total capital stock from 49% to approximately 27.3% and from 51% to approximately 29.1%, respectively. In a follow-on offering in June 2006, Continental further reduced its ownership of our total capital stock from 27.3% to 10.0%. In May 2008, we, and CIASA, released Continental from its standstill obligations and they sold down their remaining shares in the public market. In this offering and, if the over-allotment is exercised by the underwriter, CIASA intends to sell 1,840,000 Class A Shares or approximately 4% of our total capital stock. The market price of our Class A Shares could drop significantly if CIASA further reduces its investment in us, other significant holders of our shares sell a significant number of shares or if the market perceives CIASA or other significant holders intend to sell them.

Holders of our common stock are not entitled to preemptive rights, and as a result you may experience substantial dilution upon future issuances of stock by us.

Under Panamanian law and our organizational documents, holders of our Class A Shares are not entitled to any preemptive rights with respect to future issuances of capital stock by us. Therefore, unlike companies organized under the laws of many other Latin American jurisdictions, we will be free to issue new shares of stock to other parties without first offering them to our existing shareholders. In the future we may sell Class A or other shares to persons other than our existing shareholders at a lower price than the shares already sold, and as a result you may experience substantial dilution of your interest in us.

You may not be able to sell our Class A Shares at the price or at the time you desire because an active or liquid market for the Class A Shares may not continue.

Our Class A Shares are listed on the NYSE. During the three months ended December 31, 2009, the average daily trading volume for our Class A Shares as reported by the NYSE was approximately 252,084 shares. We cannot predict whether an active liquid public trading market for our Class A Shares will be sustained. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for our investors. The liquidity of a securities market is often affected by the volume of shares publicly held by unrelated parties.

Our Board of Directors may, in its discretion, amend or repeal our dividend policy. You may not receive the level of dividends provided for in the dividend policy or any dividends at all.

Our Board of Directors has adopted a dividend policy that provides for the payment of dividends to shareholders in an amount ranging from 10% to 20% of our annual consolidated net income. Our Board of Directors may, in its sole discretion and for any reason, amend or repeal this dividend policy. On February 10, 2010 our Board of Directors amended the dividend policy to increase the level of dividends to its current range. Our Board of Directors may decrease the level of dividends provided for in this dividend policy or entirely discontinue the payment of dividends. Future dividends with respect to shares of our common stock, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that our Board of Directors may deem relevant. See “Dividend and Dividend Policy.”

To the extent we pay dividends to our shareholders, we will have less capital available to meet our future liquidity needs.

Our Board of Directors has adopted a dividend policy that provides for the payment of dividends to shareholders in amounts ranging from 10% to 20% of our annual consolidated net income. Our Board of Directors has also reserved the right to amend the dividend policy, or pay dividends in excess of the level circumscribed in the dividend policy. The aviation industry has cyclical characteristics, and many international airlines are currently experiencing difficulties meeting their liquidity needs. Also, our business strategy contemplates substantial growth over the next several years, and we expect such growth will require a great deal of liquidity. To the extent that we pay dividends in accordance with, or in excess of, our dividend policy, the money that we distribute to shareholders will not be available to us to fund future growth and meet our other liquidity needs.

Our Articles of Incorporation impose ownership and control restrictions on our company which ensure that Panamanian nationals will continue to control us and that these restrictions operate to prevent any change of control or some transfers of ownership in order to comply with the Aviation Act and other bilateral restrictions.

Under the Panamanian Aviation Act, as amended and interpreted to date, Panamanian nationals must exercise “effective control” over the operations of the airline and must maintain “substantial ownership.” These phrases are not defined in the Aviation Act itself and it is unclear how a Panamanian court would interpret them. The share ownership requirements and transfer restrictions contained in our Articles of Incorporation, as well as the dual-class structure of our voting capital stock are designed to ensure compliance with these ownership and control restrictions. See “Description of Capital Stock.” These provisions of our Articles of Incorporation may prevent change of control transactions that might otherwise provide you with an opportunity to realize a premium on your investment in our Class A Shares. They also ensure that Panamanians will continue to control all the decisions of our company for the foreseeable future.

The protections afforded to minority shareholders in Panama are different from and more limited than those in the United States and may be more difficult to enforce.

Under Panamanian law, the protections afforded to minority shareholders are different from, and much more limited than, those in the United States and some other Latin American countries. For example, the legal framework with respect to shareholder disputes is less developed under Panamanian law than under U.S. law and there are different procedural requirements for bringing shareholder lawsuits, including shareholder derivative suits. As a result, it may be more difficult for our minority shareholders to enforce their rights against us or our directors or controlling shareholder than it would be for shareholders of a U.S. company. In addition, Panamanian law does not afford minority shareholders as many protections for investors through corporate governance mechanisms as in the United States and provides no mandatory tender offer or similar protective mechanisms for minority shareholders in the event of a change in control. While our Articles of Incorporation provide limited rights to holders of our Class A Shares to sell their shares at the same price as CIASA in the event that a sale of Class B shares by CIASA results in the purchaser having the right to elect a majority of our board, there are other change of control transactions in which holders of our Class A Shares would not have the right to participate, including the sale of interests by a party that had previously acquired Class B shares from CIASA, the sale of interests by another party in conjunction with a sale by CIASA, the sale by CIASA of control to more than one party, or the sale of controlling interests in CIASA itself.

Developments in Latin American countries and other emerging market countries may cause the market price of our Class A Shares to decrease.

The market value of securities issued by Panamanian companies may be affected to varying degrees by economic and market conditions in other countries, including other Latin American and emerging market countries. Although economic conditions in emerging market countries outside Latin America may differ significantly from economic conditions in Panama and Colombia or elsewhere in Latin America, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Panamanian issuers or issuers with significant operations in Latin America. As a result of economic problems in various emerging market countries in the past (such as the Asian financial crisis of 1997, the Russian financial crisis of 1998 and the Argentine financial crisis in 2001), investors have viewed investments in emerging markets with heightened caution. Crises in other emerging market countries may hamper investor enthusiasm for securities of Panamanian issuers, including our shares, which could adversely affect the market price of our Class A Shares.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements, principally under the captions “Summary” and “Risk Factors.” We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this prospectus, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

•	general economic, political and business conditions in Panama and Latin America and particularly in the geographic markets we serve;

•	our management’s expectations and estimates concerning our future financial performance and financing plans and programs;

•	our level of debt and other fixed obligations;

•	demand for passenger and cargo air service in the markets in which we operate;

•	competitive pressures on pricing;

•	our capital expenditure plans;

•	changes in the regulatory environment in which we operate;

•	changes in labor costs, maintenance costs, fuel costs and insurance premiums;

•	changes in market prices, customer demand and preferences and competitive conditions;

•	cyclical and seasonal fluctuations in our operating results;

•	defects or mechanical problems with our aircraft;

•	our ability to successfully implement our growth strategy;

•	our ability to obtain financing on commercially reasonable terms; and

•	the risk factors discussed under “Risk Factors”.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this prospectus because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this prospectus might not occur and are not guarantees of future performance. Considering these limitations, you should not place undue reliance on forward-looking statements contained in this prospectus.

USE OF PROCEEDS

We will not receive any proceeds from the sale of our Class A Shares by the selling shareholder.

DIVIDENDS AND DIVIDEND POLICY

The payment of dividends on our shares is subject to the discretion of our Board of Directors. Under Panamanian law, we may pay dividends only out of retained earnings and capital surplus. So long as we do not default in our payments under our loan agreements, there are no covenants or other restrictions on our ability to declare and pay dividends. Our Articles of Incorporation provide that all dividends declared by our Board of Directors will be paid equally with respect to all of the Class A and Class B shares.

Our Board of Directors recently amended the dividend policy that had provided for the payment of approximately 10% of our annual consolidated net income to shareholders as a dividend. Effective February 10, 2010, the amended dividend policy allows the Board of Directors to provide our shareholders with a dividend payment in an amount ranging from 10% to 20% of our annual consolidated net income to be declared at our annual shareholders’ meeting and paid shortly thereafter. Our Board of Directors may, in its sole discretion and for any reason, amend or discontinue the dividend policy. Our Board of Directors may change the level of dividends provided for in this dividend policy or entirely discontinue the payment of dividends. Future dividends with respect to shares of our common stock, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that our Board of Directors may deem relevant.

On May 6, 2009, our Board of Directors declared an annual dividend of $0.37 per share payable June 15, 2009 to shareholders of record as of May 30, 2009 which represented an aggregate dividend payment of $16.3 million. On May 7, 2008, our Board of Directors declared an annual dividend of $0.37 per share payable June 15, 2008 to shareholders of record as of May 30, 2008 which represented an aggregate dividend payment of $16.2 million. On May 9, 2007, our Board of Directors declared an annual dividend of $0.31 per share payable June 15, 2007 to shareholders of record as of May 31, 2007 which represented an aggregate dividend payment of $13.6 million.

MARKET INFORMATION

Our Class A Shares have been listed on the New York Stock Exchange, or NYSE, under the symbol “CPA” since December 14, 2005. The following table sets forth, for the periods indicated, the high and low closing sale prices for the Class A Shares on the NYSE for the periods indicated.

	Low	High

2005
Annual(1)	21.95	27.40
2006
Annual	20.31	49.05
2007
Annual	30.25	73.33
2008
Annual	18.00	43.64
First quarter	30.00	41.97
Second quarter	27.53	43.64
Third quarter	24.69	42.00
Fourth quarter	18.00	34.00
2009
Annual	20.36	56.78
First quarter	20.36	33.10
Second quarter	27.20	42.17
Third quarter	38.15	46.70
Fourth quarter	40.00	56.78
Last Six Months
October 2009	40.00	47.61
November 2009	41.13	51.35
December 2009	50.55	56.78
January 2010	50.55	56.78
February 2010	50.33	58.37
March 2010(2)	57.04	59.12

(1)	Period beginning December 14, 2005 through December 31, 2005
(2)	Period through March 18, 2010

On March 18, 2010, the last reported sale price of the Class A Shares on the NYSE was $57.04 per share.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, short-term debt, long-term debt and total capitalization at December 31, 2009 on an actual basis. As we will receive no proceeds from the sale of the Class A Shares by the selling shareholder, there will be no change in our overall capitalization as a result of this offering. You should read this table in conjunction with “Summary Financial and Operating Data,” and our audited consolidated financial statements and the related notes included in our annual report on Form 20-F for the year ended December 31, 2009, which is incorporated by reference herein. None of our indebtedness is guaranteed by a third party.

At December 31,
2009
Actual
(in thousands)

Cash and cash equivalents	$262,656

Indebtedness:
Copa
Secured indebtedness due through 2021	697,662
Unsecured indebtedness due through 2010	20,000
AeroRepública
Secured indebtedness due through 2020	118,356
Unsecured indebtedness due through 2010	9,503
Shareholders’ equity:
Class A Shares (without par value)	20,864
Class B shares (without par value)	8,722
Additional paid in capital	18,658
Retained earnings	817,649
Accumulated other comprehensive loss	(265)

Total shareholders’ equity	865,628

Total capitalization	$1,711,149

PRINCIPAL AND SELLING SHAREHOLDER

The following table sets forth information relating to the beneficial ownership of our Class A Shares as of March 16, 2010 by each person known to us to beneficially own 5% or more of our common shares and all our directors and officers as a group.

	Class A Shares			Class A Shares
	Beneficially			Beneficially
	Owned Prior to			Owned After
	the Offering			the Offering(1)
	Shares		(%)(2)	Shares	(%)

CIASA(*)(3)	1,840,000	(6)	5.63%	240,000	0.73%
Executive officers and directors as a group (20 persons)(4)	98,069		0.30%	98,096	0.30%
Bank of America Corp.(5)	2,243,288		6.87%	2,243,288	6.87%
Total	32,656,398		100%	32,656,398	100%

*	Selling shareholder.
(1)	Assumes no exercise of the underwriter’s over-allotment option. If the underwriter’s over-allotment option is exercised in full, CIASA will not own any Class A Shares after the offering.
(2)	Based on a total of 32,406,853 Class A Shares outstanding.
(3)	CIASA owns 100% of the Class B shares of Copa Holdings, representing approximately 25% of our total capital stock.
(4)	Ownership of directors and officers is as of December 31, 2009.
(5)	Based on a Schedule 13G filed with the SEC, dated February 2, 2010, in which Bank of America Corp. and certain related parties, reported beneficial ownership of 2,243,288 Class A Shares.
(6)	On March 16 2010, our board of directors authorized the conversion of 1,840,000 Class B shares held by CIASA into Class A Shares.

CIASA currently owns 100% of the Class B shares of Copa Holdings, representing all of the voting power of our capital stock. For the purpose of this offering, 1,840,000 Class B shares held by CIASA were converted into Class A shares at a 1:1 ratio. After the completion of this offering, CIASA will continue to own 100% of the Class B shares of Copa Holdings and assuming the underwriter exercises its over-allotment option, will have reduced its total investment in us by 4.2% to hold 25.1% of the total outstanding capital stock of the Company. CIASA is controlled by a group of Panamanian investors representing several prominent families in Panama. This group of investors has historically acted together in a variety of business activities both in Panama and elsewhere in Latin America, including banking, insurance, real estate, telecommunications, international trade and commerce and wholesale. Members of the Motta, Heilbron and Arias families and their affiliates beneficially own approximately 90% of CIASA’s shares. Our Chief Executive Officer, Mr. Pedro Heilbron, and several of our directors, including Messrs. Stanley Motta and Alberto C. Motta Jr., Mr. Osvaldo Heilbron, Mr. Jaime Arias and Mr. Ricardo Alberto Arias as a group hold beneficial ownership of approximately 78% of CIASA’s shares.

The holders of more than 78% of the issued and outstanding stock of CIASA have entered into a shareholders’ agreement providing that the parties to the agreement will vote all of their shares in CIASA together as a group on all matters concerning CIASA’s holdings of Class B shares. Additionally, this shareholders’ agreement restricts transfers of CIASA shares to non-Panamanian nationals. Messrs. Stanley Motta and Alberto C. Motta Jr. together exercise effective control of CIASA.

The address of CIASA is Corporación de Inversiones Aéreas, S.A., c/o Compañía Panameña de Aviación, S.A., Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda, Urbanización Costa del Este, Complejo Business Park, Torre Norte, Parque Lefevre, Panama City, Panama.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the material terms of Copa Holding’s capital stock and a brief summary of certain significant provisions of Copa Holding’s Articles of Incorporation. This description contains all material information concerning the common stock but does not purport to be complete. For additional information regarding the common stock, reference is made to the Articles of Incorporation, a copy of which has been filed as an exhibit to our annual report on Form 20-F for the year ended December 31, 2009, which is incorporated by reference herein.

For purposes of this section only, reference to “our” or “the company” shall refer only to Copa Holdings and references to “Panamanians” shall refer to those entities or natural persons that are considered Panamanian nationals under the Panamanian Aviation Act, as it may be amended or interpreted.

Common Stock

Our authorized capital stock consists of 80 million shares of common stock without par value, divided into Class A Shares, Class B shares and Class C shares. As of March 16, 2010, we had 33,032,377 Class A Shares issued, 10,938,125 Class B shares issued and outstanding, and no Class C shares outstanding. Class A and Class B shares have the same economic rights and privileges, including the right to receive dividends, except as described in this section.

Class A Shares

The holders of the Class A Shares are not entitled to vote at our shareholders’ meetings, except in connection with the following specific matters:

•	a transformation of Copa Holdings into another corporate type;

•	a merger, consolidation or spin-off of Copa Holdings;

•	a change of corporate purpose;

•	voluntarily delisting Class A Shares from the NYSE;

•	approving the nomination of Independent Directors nominated by our board of director’s Nominating and Corporate Governance Committee; and

•	any amendment to the foregoing special voting provisions adversely affecting the rights and privileges of the Class A Shares.

At least 30 days prior to taking any of the actions listed above, we must give notice to the Class A and Class B shareholders of our intention to do so. If requested by shareholders representing at least 5% of our outstanding shares, the board of directors shall call an extraordinary shareholders’ meeting to approve such action. At the extraordinary shareholders’ meeting, shareholders representing a majority of all of the outstanding shares must approve a resolution authorizing the proposed action. For such purpose, every holder of our shares is entitled to one vote per share. See “Shareholders Meetings.”

The Class A shareholders will acquire full voting rights, entitled to one vote per Class A share on all matters upon which shareholders are entitled to vote, if in the future our Class B shares ever represent fewer than 10% of the total number of shares of our common stock and the Independent Directors Committee shall have determined that such additional voting rights of Class A shareholders would not cause a triggering event referred to below. In such event, the right of the Class A shareholders to vote on the specific matters described in the preceding paragraph will no longer be applicable. The 10% threshold described in the first sentence of this paragraph will be calculated without giving effect to any newly issued shares sold with the approval of the Independent Directors Committee.

At such time, if any, as the Class A shareholders acquire full voting rights, the Board of Directors shall call an extraordinary shareholders’ meeting to be held within 90 days following the date as of which the Class A Shares are entitled to vote on all matters at our shareholders’ meetings. At the extraordinary shareholders’ meeting, the shareholders shall vote to elect all eleven members of the board of directors in a slate recommended by the

Nominating and Governance Committee. The terms of office of the directors that were serving prior to the extraordinary shareholders’ meeting shall terminate upon the election held at that meeting.

Class B Shares

Every holder of Class B shares is entitled to one vote per share on all matters for which shareholders are entitled to vote. Class B shares will be automatically converted into Class A Shares upon the registration of transfer of such shares to holders which are not Panamanian as described below under “— Restrictions on Transfer of Common Stock; Conversion of Class B Shares.”

Class C Shares

Upon the occurrence and during the continuance of a triggering event described below in “— Aviation Rights Protections,” the Independent Directors Committee of our board of directors, or the board of directors as a whole if applicable, are authorized to issue Class C shares to the Class B holders pro rata in proportion to such Class B holders’ ownership of Copa Holdings. The Class C shares will have no economic value and will not be transferable, but will possess such voting rights as the Independent Directors Committee shall deem necessary to ensure the effective control of the company by Panamanians. The Class C shares will be redeemable by the company at such time as the Independent Directors Committee determines that such a triggering event shall no longer be in effect. The Class C shares will not be entitled to any dividends or any other economic rights.

Objects and Purposes

Copa Holdings is principally engaged in the investment in airlines and aviation-related companies and ventures, although our Articles of Incorporation grant us general powers to engage in any other lawful business, whether or not related to any of the specific purposes set forth in the Articles of Incorporation.

Restrictions on Transfer of Common Stock; Conversion of Class B Shares

The Class B shares may only be held by Panamanians, and upon registration of any transfer of a Class B share to a holder that does not certify that it is Panamanian, such Class B share shall automatically convert into a Class A share. Transferees of Class B shares will be required to deliver to us written certification of their status as a Panamanian as a condition to registering the transfer to them of Class B shares. Class A shareholders will not be required or entitled to provide such certification. If a Class B shareholder intends to sell any Class B shares to a person that has not delivered a certification as to Panamanian nationality and immediately after giving effect to such proposed transfer the outstanding Class B shares would represent less than 10% of our outstanding stock (excluding newly issued shares sold with the approval of our Independent Directors Committee), the selling shareholder must inform the board of directors at least ten days prior to such transfer. The Independent Directors Committee may determine to refuse to register the transfer if the Committee reasonably concludes, on the basis of the advice of a reputable external aeronautical counsel, that such transfer would be reasonably likely to cause a triggering event as described below. After the first shareholders’ meeting at which the Class A shareholders are entitled to vote for the election of our directors, the role of the Independent Directors described in the preceding sentence shall be exercised by the entire board of directors acting as a whole.

Also, the board of directors may refuse to register a transfer of stock if the transfer violates any provision of the Articles of Incorporation.

Tag-along Rights

Our board of directors may refuse to register any transfer of shares in which CIASA proposes to sell Class B shares pursuant to a sale at a price per share that is greater than the average public trading price per share of the Class A Shares for the preceding 30 days to an unrelated third party that would, after giving effect to such sale, have the right to elect a majority of the board of directors and direct our management and policies, unless the proposed purchaser agrees to make, as promptly as possible, a public offer for the purchase of all outstanding Class A Shares and Class B shares at a price per share equal to the price per share paid for the shares being sold by CIASA. While our Articles of Incorporation provide limited rights to holders of our Class A Shares to sell their shares at the same price as CIASA in the event that a sale of Class B shares by CIASA results in the purchaser having the right to elect a majority of our board, there are other change of control transactions in which holders of our Class A Shares would not have the right to participate, including the sale of interests by a party that had previously acquired Class B shares from CIASA, the sale of interests by another party in conjunction with a sale by CIASA, the sale by CIASA of control to more than one party, or the sale of controlling interests in CIASA itself.

Aviation Rights Protections

The Panamanian Aviation Act, including the related decrees and regulations, and the bilateral treaties between Panama and other countries that allow us to fly to those countries require that Panamanians exercise “effective control” of Copa and maintain “significant ownership” of the airline. The Independent Directors Committee have certain powers under our Articles of Incorporation to ensure that certain levels of ownership and control of Copa Holdings remain in the hands of Panamanians upon the occurrence of certain triggering events referred to below.

In the event that the Class B shareholders represent less than 10% of the total share capital of the company (excluding newly issued shares sold with the approval of our Independent Directors Committee) and the Independent Directors Committee determines that it is reasonably likely that Copa’s or Copa Holdings’ legal ability to engage in the aviation business or to exercise its international route rights will be revoked, suspended or materially inhibited in a manner which would materially and adversely affect the company, in each case as a result of such non-Panamanian ownership (each a triggering event), the Independent Directors Committee may take either or both of the following actions:

•	authorize the issuance of additional Class B shares to Panamanians at a price determined by the Independent Directors to reflect the current market value of such shares or

•	authorize the issuance to Class B shareholders such number of Class C shares as the Independent Directors Committee, or the board of directors if applicable, deems necessary and with such other terms and conditions established by the Independent Directors Committee that do not confer economic rights on the Class C shares.

Dividends

The payment of dividends on our shares is subject to the discretion of our Board of Directors. Under Panamanian law, we may pay dividends only out of retained earnings and capital surplus. Our Articles of Incorporation provide that all dividends declared by our Board of Directors will be paid equally with respect to all of the Class A and Class B shares. Our Board of Directors has adopted a dividend policy that provides for the payment of annual dividends, which range from 10% to 20% of our annual consolidated net income to Class A and Class B shareholders. Our Board of Directors may, in its sole discretion and for any reason, amend or discontinue the dividend policy. Our Board of Directors may change the level of dividends provided for in this dividend policy or entirely discontinue the payment of dividends.

Shareholder Meetings

Ordinary Meetings

Our Articles of Incorporation require us to hold an ordinary annual meeting of shareholders within the first five months of each fiscal year. The ordinary annual meeting of shareholders is the corporate body that elects the board of directors, approves the annual financial statements of Copa Holdings and approves any other matter that does not require an extraordinary shareholders’ meeting. Shareholders representing at least 5% of the issued and outstanding common stock entitled to vote may submit proposals to be included in such ordinary shareholders meeting, provided the proposal is submitted at least 45 days prior to the meeting.

Extraordinary Meetings

Extraordinary meetings may be called by the board of directors when deemed appropriate. Ordinary and extraordinary meetings must be called by the board of directors when requested by shareholders representing at least 5% of the issued shares entitled to vote at such meeting. Only matters that have been described in the notice of an extraordinary meeting may be dealt with at that extraordinary meeting.

Vote required

Resolutions are passed at shareholders meetings by the affirmative vote of a majority of those shares entitled to vote at such meeting and present or represented at the meeting.

Notice and Location

Notice to convene the ordinary annual meeting or extraordinary meeting is given by publication in at least one national newspaper in Panama and at least one national newspaper widely read in New York City not less than 30 days in advance of the meeting. We publish such official notices in a national journal recognized by the NYSE.

Shareholders’ meetings are to be held in Panama City, Panama unless otherwise specified by the board of directors.

Quorum

Generally, a quorum for a shareholders’ meeting is established by the presence, in person or by proxy, of shareholders representing a simple majority of the issued shares eligible to vote on any actions to be considered at such meeting. If a quorum is not present at the first meeting and the original notice for such meeting so provides, the meeting can be immediately reconvened on the same day and, upon the meeting being reconvened, shareholders present or represented at the reconvened meeting are deemed to constitute a quorum regardless of the percentage of the shares represented.

Proxy Representation

Our Articles of Incorporation provide that, for so long as the Class A Shares do not have full voting rights, each holder, by owning our Class A Shares, grants a general proxy to the Chairman of our board of directors or any person designated by our Chairman to represent them and vote their shares on their behalf at any shareholders’ meeting, provided that due notice was made of such meeting and that no specific proxy revoking or replacing the general proxy has been received from such holder prior to the meeting in accordance with the instructions provided by the notice.

Other Shareholder Rights

As a general principle, Panamanian law bars the majority of a corporation’s shareholders from imposing resolutions which violate its articles of incorporation or the law, and grants any shareholder the right to challenge, within 30 days, any shareholders’ resolution that is illegal or that violates its articles of incorporation or by-laws, by requesting the annulment of said resolution and/or the injunction thereof pending judicial decision. Minority shareholders representing at least 5% of all issued and outstanding shares have the right to require a judge to call a shareholders’ meeting and to appoint an independent auditor (revisor) to examine the corporate accounting books, the background of the company’s incorporation or its operation.

Shareholders have no pre-emptive rights on the issue of new shares.

Our Articles of Incorporation provide that directors will be elected in staggered two-year terms, which may have the effect of discouraging certain changes of control.

Listing

Our Class A Shares are listed on the NYSE under the symbol “CPA.” The Class B shares and Class C shares will not be listed on any exchange unless the board of directors determines that it is in the best interest of the company to list the Class B shares on the Panama Stock Exchange.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A Shares is Mellon Investor Services LLC. Until the Board of Directors otherwise provides, the transfer agent for our Class B shares and any Class C shares is Galindo, Arias & Lopez which maintains the share register for each class in Panama. Transfers of Class B shares must be accompanied by a certification of the transferee that such transferee is Panamanian.

Summary of Significant Differences between Shareholders’ Rights and Other Corporate Governance Matters Under Panamanian Corporation Law and Delaware Corporation Law

Copa Holdings is a Panamanian corporation (sociedad anónima). The Panamanian corporation law was originally modeled after the Delaware General Corporation Law. As such, many of the provisions applicable to Panamanian and Delaware corporations are substantially similar, including (1) a director’s fiduciary duties of care and loyalty to the corporation, (2) a lack of limits on the number of terms a person may serve on the board of directors, (3) provisions allowing shareholders to vote by proxy and (4) cumulative voting if provided for in the articles of incorporation. The following table highlights the most significant provisions that materially differ between Panamanian corporation law and Delaware corporation law.

Panama	Delaware

Conflict of Interest Transactions. Transactions involving a Panamanian corporation and an interested director or officer are initially subject to the approval of the board of directors.	Conflict of Interest Transactions. Transactions involving a Delaware corporation and an interested director of that corporation are generally permitted if:

At the next shareholders’ meeting, shareholders will then have the right to disapprove the board of directors’ decision and to decide to take legal actions against the directors or officers who voted in favor of the transaction.	(1) the material facts as to the interested director’s relationship or interest are disclosed and a majority of disinterested directors approve the transaction;

(2) the material facts are disclosed as to the interested director’s relationship or interest and the stockholders approve the transaction; or

(3) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board of directors or the stockholders.

Terms. Panamanian law does not set limits on the length of the terms that a director may serve. Staggered terms are allowed but not required.	Terms. The Delaware General Corporation Law generally provides for a one-year term for directors. However, the directorships may be divided into up to three classes with up to three-year terms, with the years for each class expiring in different years, if permitted by the articles of incorporation, an initial by-law or a by-law adopted by the shareholders.

Number. The board of directors must consist of a minimum of three members, which could be natural persons or legal entities.	Number. The board of directors must consist of a minimum of one member.

Authority to take Actions. In general, a simple majority of the board of directors is necessary and sufficient to take any action on behalf of the board of directors.	Authority to take Actions. The articles of incorporation or by-laws can establish certain actions that require the approval of more than a majority of directors.

Panama	Delaware

Shareholder Meetings and Voting Rights

Quorum. The quorum for shareholder meetings must be set by the articles of incorporation or the by-laws. If the articles of incorporation and the notice for a given meeting so provide, if quorum is not met a new meeting can be immediately called and quorum shall consist of those present at such new meeting.	Quorum. For stock corporations, the articles of incorporation or bylaws may specify the number to constitute a quorum but in no event shall a quorum consist of less than one- third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

Action by Written Consent. Panamanian law does not permit shareholder action without formally calling a meeting.	Action by Written Consent. Unless otherwise provided in the articles of incorporation, any action required or permitted to be taken at any annual meeting or special meeting of stockholders of a corporation may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action to be so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and noted.

Other Shareholder Rights

Shareholder Proposals. Shareholders representing 5% of the issued and outstanding capital of the corporation have the right to require a judge to call a general shareholders’ meeting and to propose the matters for vote.	Shareholder Proposals. Delaware law does not specifically grant shareholders the right to bring business before an annual or special meeting. If a Delaware corporation is subject to the SEC’s proxy rules, a shareholder who owns for at least one year by the date of the proposal at least $2,000 in market value, or 1% of the corporation’s securities entitled to vote, may propose a matter for a vote at an annual or special meeting in accordance with those rules.

Appraisal Rights. Shareholders of Panamanian corporations do not have the right to demand payment in cash of the judicially determined fair value of their shares in connection with a merger or consolidation involving the corporation. Nevertheless, in a merger, the majority of shareholders could approve the total or partial distribution of cash, instead of shares, of the surviving entity.	Appraisal Rights. Delaware law affords shareholders in certain cases the right to demand payment in cash of the judicially-determined fair value of their shares in connection with a merger or consolidation involving their corporation. However, no appraisal rights are available if, among other things and subject to certain exceptions, such shares were listed on a national securities exchange or designated national market system or such shares were held of record by more than 2,000 holders.

Shareholder Derivative Actions. Any shareholder, with the consent of the majority of the shareholders, can sue on behalf of the corporation, the directors of the corporation for a breach of their duties of care and loyalty to the corporation or a violation of the law, the articles of incorporation or the by-laws.	Shareholder Derivative Actions. Subject to certain requirements that a shareholder make prior demand on the board of directors or have an excuse not to make such demand, a shareholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation against officers,

Panama	Delaware

directors and third parties. An individual may also commence a class action suit on behalf of himself and other similarly- situated stockholders if the requirements for maintaining a class action under the Delaware General Corporation Law have been met. Subject to equitable principles, a three-year period of limitations generally applies to such shareholder suits against officers and directors.

Inspection of Corporate Records. Shareholders representing at least 5% of the issued and outstanding shares of the corporation have the right to require a judge to appoint an independent auditor to examine the corporate accounting books, the background of the company’s incorporation or its operation.	Inspection of Corporate Records. A shareholder may inspect or obtain copies of a corporation’s shareholder list and its other books and records for any purpose reasonably related to a person’s interest as a shareholder.

Anti-takeover Provisions

Panamanian corporations may include in their articles of incorporation or by-laws classified board and super-majority provisions.	Delaware corporations may have a classified board, super- majority voting and shareholders’ rights plan.

Panamanian corporation law’s anti- takeover provisions apply only to companies that are (1) registered with the CNV for a period of six months before the public offering, (2) have over 3,000 shareholders, and (3) have a permanent office in Panama with full time employees and investments in the country for more than $1,000,000.	Unless Delaware corporations specifically elect otherwise, Delaware corporations may not enter into a “business combination,” including mergers, sales and leases of assets, issuances of securities and similar transactions, with an “interested stockholder,” or one that beneficially owns 15% or more of a corporation’s voting stock, within three years of such person becoming an interested shareholder unless:

These provisions are triggered when a buyer makes a public offer to acquire 5% or more of any class of shares with a market value of at least $5,000,000. In sum, the buyer must deliver to the corporation a complete and accurate statement that includes (1) the name of the company, the number of the shares that the buyer intends to acquire and the purchase price; (2) the identity and background of the person acquiring the shares; (3) the source and amount of the funds or other goods that will be used to pay the purchase price; (4) the plans or project the buyer has once it has acquired the control of the company; (5) the number of shares of the company that the buyer already has or is a beneficiary of and those owned by any of its directors, officers, subsidiaries, or partners or the same, and any transactions made regarding the shares in the last 60 days; (6) contracts, agreements, business relations or negotiations regarding securities issued by the company in which the buyer is a party; (7) contract, agreements, business relations or negotiations between the buyer and any director, officer	(1) the transaction that will cause the person to become an interested shareholder is approved by the board of directors of the target prior to the transactions;

(2) after the completion of the transaction in which the person becomes an interested shareholder, the interested shareholder holds at least 85% of the voting stock of the corporation not including shares owned by persons who are directors and also officers of interested shareholders and shares owned by specified employee benefit plans; or

(3) after the person becomes an interested shareholder, the business combination is approved by the board of directors of the corporation and holders of at least 66.67% of the outstanding voting stock, excluding shares held by the interested shareholder.

Panama	Delaware

or beneficiary of the securities; and (8) any other significant information. This declaration will be accompanied by, among other things, a copy of the buyer’s financial statements.

If the board of directors believes that the statement does not contain all required information or that the statement is inaccurate, the board of directors must send the statement to the CNV within 45 days from the buyer’s initial delivery of the statement to the CNV. The CNV may then hold a public hearing to determine if the information is accurate and complete and if the buyer has complied with the legal requirements. The CNV may also start an inquiry into the case, having the power to decide whether or not the offer may be made.

Regardless of the above, the board of directors has the authority to submit the offer to the consideration of the shareholders. The board should only convene a shareholders’ meeting when it deems the statement delivered by the offeror to be complete and accurate. If convened, the shareholders’ meeting should take place within the next 30 days. At the shareholders’ meeting, two-thirds of the holders of the issued and outstanding shares of each class of shares of the corporation with a right to vote must approve the offer and the offer is to be executed within 60 days from the shareholders’ approval. If the board decides not to convene the shareholders’ meeting within 15 days following the receipt of a complete and accurate statement from the offeror, shares may then be purchased. In all cases, the purchase of shares can take place only if it is not prohibited by an administrative or judicial order or injunction.

The law also establishes some actions or recourses of the sellers against the buyer in cases the offer is made in contravention of the law.

Previously Acquired Rights

In no event can the vote of the majority shareholders deprive the shareholders of a corporation of previously-acquired rights. Panamanian jurisprudence and doctrine has established that the majority shareholders cannot amend the articles of incorporation and deprive minority shareholders of previously- acquired rights nor impose upon them an agreement that is contrary to those articles of incorporation.	No comparable provisions exist under Delaware law.

Panama	Delaware

Once a share is issued, the shareholders become entitled to the rights established in the articles of incorporation and such rights cannot be taken away, diminished nor extinguished without the express consent of the shareholders entitled to such rights. If by amending the articles of incorporation, the rights granted to a class of shareholders is somehow altered or modified to their disadvantage, those shareholders will need to approve the amendment unanimously.

INCOME TAX CONSEQUENCES

United States

The following summary describes the material United States federal income tax consequences of the ownership and disposition of our Class A Shares as of the date hereof. The discussion set forth below is applicable to United States Holders (as defined below) that beneficially own our Class A Shares as capital assets for United States federal income tax purposes (generally, property held for investment). This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a bank;

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our Class A Shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns 10% or more of our voting stock;

•	a partnership or other pass-through entity for United States federal income tax purposes; or

•	a person whose “functional currency” is not the United States dollar.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in United States federal income tax consequences different from those discussed below.

You should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

As used herein, “United States Holder” means a beneficial owner of our Class A Shares that is for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

Taxation of Dividends

Distributions on the Class A Shares (including amounts withheld to reflect Panamanian withholding taxes, if any) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you. Such dividends will not be eligible for the dividends received deduction allowed to corporations.

With respect to non-corporate United States Holders, certain dividends received in taxable years beginning before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation generally is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our Class A Shares, which are listed on the NYSE, are currently readily tradable on an established securities market in the United States. There can be no assurance, however, that our Class A Shares will be considered readily tradable on an established securities market at a later date. Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules to your particular circumstances.

Subject to certain conditions and limitations, Panamanian withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the Class A Shares generally will be treated as income from sources outside the United States and will generally constitute passive income. Further, in certain circumstances, if you:

•	have held Class A Shares for less than a specified minimum period during which you are not protected from risk of loss, or

•	are obligated to make payments related to the dividends,

you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on the Class A Shares, if any. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the Class A Shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the Class A Shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange (as discussed below under “— Taxation of Capital Gains”). Consequently, such distributions in excess of our current and accumulated earnings and profits would generally not give rise to foreign source income and you would generally not be able to use the foreign tax credit arising from any Panamanian withholding tax imposed on such distributions unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, we do not intend to maintain calculations of earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

Passive Foreign Investment Company

We do not believe that we are a passive foreign investment company (a “PFIC”) for United States federal income tax purposes (or that we were one in 2009), and we expect to operate in such a manner so as not to become a PFIC. If, however, we are or become a PFIC, you could be subject to additional United States federal income taxes on gain recognized with respect to the Class A Shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Further, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or the preceding taxable year.

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of a Class A share in an amount equal to the difference between the amount realized for the Class A share and your tax basis in the Class A share. Such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss.

Information reporting and backup withholding

In general, information reporting will apply to dividends in respect of our Class A Shares and the proceeds from the sale, exchange or redemption of our Class A Shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

Panamanian Taxation

The following is a discussion of the material Panamanian tax considerations to holders of Class A Shares under Panamanian tax law, and is based upon the tax laws and regulations in force and effect as of the date hereof, which may be subject to change. This discussion, to the extent it states matters of Panamanian tax law or legal conclusions and subject to the qualifications herein, represents the opinion of Galindo, Arias & Lopez, our Panamanian counsel.

General principles

Panama’s income tax regime is based on territoriality principles, which define taxable income only as revenue which is generated from a source within the Republic of Panama, for services rendered outside of Panama, but which, by their nature, are intended to directly benefit the local commercial activities of individuals or corporations which operate within its territory, or as they relate to certain activities considered by its nature as Panamanian.

Taxation of dividends

Dividends paid by a corporation duly licensed to do business in Panama or having taxable income in Panama, whether in the form of cash, stock or other property, are subject to a 10% withholding tax on the portion attributable to Panamanian sourced income, and a 5% withholding tax on the portion attributable to foreign sourced or exempt income. Dividends paid by a holding company which correspond to dividends received from its subsidiaries for which the dividend tax was previously paid, are not subject to any further withholding tax under Panamanian law. Therefore, distributions on the Class A Shares would not be subject to withholding tax to the extent that said distributions are attributable to dividends received from any of our subsidiaries on which a dividend tax has already been withheld.

Taxation of capital gains

As long as the Class A Shares are registered with the Comisión Nacional de Valores (“CNV”) and are sold through an organized market, Panamanian taxes on capital gains will not apply either to Panamanians or other countries’ nationals. As part of this offering process, we will register the Class A Shares with both the New York Stock Exchange and the CNV.

Other Panamanian taxes

There are no estate, gift or other taxes imposed by the Panamanian government that would affect a holder of the Class A Shares, whether such holder were Panamanian or a national of another country.

UNDERWRITER

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriter has agreed to purchase, and the selling shareholder has agreed to sell to Morgan Stanley & Co. Incorporated as the underwriter 1,600,000 Class A Shares.

The underwriter is offering the Class A Shares subject to its acceptance of the Class A Shares from the selling shareholder and subject to prior sale. The underwriting agreement provides that the obligations of the underwriter to pay for and accept delivery of the Class A Shares offered by this prospectus are subject to the approval of specified legal matters by its counsel and to other conditions. The underwriter is obligated to take and pay for all of the Class A Shares offered by this prospectus if any such shares are taken. However, the underwriter is not required to take or pay for the Class A Shares covered by the underwriter’s over-allotment option described below, unless and until the option is exercised.

The underwriter initially proposes to offer part of the Class A Shares directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $1.00 a share under the public offering price. After the initial offering of the Class A Shares, the offering price and other selling terms may from time to time be varied by the underwriter.

The selling shareholder has granted to the underwriter an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 240,000 additional Class A Shares at the public offering price listed on the cover page of this prospectus, less underwriter’s discounts and commissions. The underwriter may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the Class A Shares offered by this prospectus. If the underwriter’s option is exercised in full, the total price to the public would be $103,040,000, the total underwriter’s discounts and commissions would be $3,091,200 and the total proceeds to the Selling Shareholder would be $99,948,800.

The underwriter has informed us that it does not intend sales to discretionary accounts to exceed five percent of the total number of shares of Class A Shares offered by it.

Copa Holdings and Copa Holdings’ directors and executive officers have agreed that, without the prior written consent of the underwriter, Copa Holdings and they will not, until 90 days after the date of this prospectus and CIASA has agreed that, without the prior written consent of the underwriter, CIASA will not, until 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any Class A Shares or any securities convertible into or exercisable or exchangeable for Class A Shares; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A Shares, whether any transaction described above is to be settled by delivery of Class A Shares or such other securities, in cash or otherwise. Copa Holdings and Copa Holdings’ directors and executive officers also have agreed that, without the prior written consent of the underwriter, they will not, during the 90 day period after the date of this prospectus, and CIASA has agreed that without the prior written consent of the underwriter it will not, for the 180 days period after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any Class A Shares or any security convertible into or exercisable or exchangeable for Class A Shares.

The restrictions described in the immediately preceding paragraph do not apply to:

•	any existing employee benefits plan (in the case of Copa Holdings);

•	transactions by any person other than Copa Holdings relating to Class A Shares or other securities acquired in open market transactions after the completion of the offering of the Class A Shares; or

•	transfers by any person other than Copa Holdings made under a trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, which trading plan is in existence on the date of this prospectus.

In order to facilitate the offering of the Class A Shares, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A Shares. Specifically, the underwriter may sell more shares than it is obligated to purchase under the underwriter agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriter under the over-allotment option. The underwriter can close out a covered short sale by exercising the over-allotment option or purchasing Class A Shares in the open market. In determining the source of shares to close out a covered short sale, the underwriter will consider, among other things, the open market price of Class A Shares compared to the price available under the over-allotment option. The underwriter may also sell Class A Shares in excess of the over-allotment option, creating a naked short position. The underwriter must close out any naked short position by purchasing Class A Shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the Class A Shares in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the Class A Shares, the underwriter may bid for, and purchase, shares of Class A Shares in the open market.

Finally, the underwriter may reclaim selling concessions allowed to a dealer for distributing the Class A Shares in this offering if it repurchases previously distributed Class A Shares in transactions to cover short positions or to stabilize the price of the Class A Shares. Any of these activities may stabilize or maintain the market price of the Class A Shares above independent market levels. The underwriter is not required to engage in these activities and may end any of these activities at any time.

Copa Holdings and the selling shareholder have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”) or to contribute to payments the underwriter may be required to make because of any of these liabilities.

From time to time, the underwriter has provided, and may provide in the future, investment banking, commercial banking and other financial services to Copa Holdings for which they have received and may continue to receive customary fees and commissions.

Foreign Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, the underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Member State it has not made and will not make an offer of the Class A Shares to the public in that Member State, except that it may, with effect from and including such date, make an offer of the Class A Shares to the public in that Member State:

(a) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of the Class A Shares to the public” in relation to the Class A Shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Class A Shares to be offered so as to enable an investor to decide to purchase or subscribe the Class A Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

United Kingdom

The underwriter has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the Class A Shares in circumstances in which Section 21(1) of such Act does not apply to us and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any Class A Shares in, from or otherwise involving the United Kingdom.

EXPENSES OF THE OFFERING

We estimate that the total expenses in connection with this offering, other than underwriter’s discounts and commissions, will be as follows:

		Percentage
		of Net
		Proceeds of
		This
Expenses	Amount	Offering (%)

SEC registration fee	$7,690		*
Financial Industry Regulatory Authority, Inc. (“FINRA”) filing fee	0		*
Legal fees and expenses	350,000		*
Accountant fees and expenses	125,000		*
Miscellaneous costs	50,000		*

Total	$532,690		*

*	We will not receive any of the proceeds of this offering.

All amounts in the table are estimated except the SEC registration fee and the FINRA filing fee.

All of the fees and expenses incurred by us in connection with this offering will be split equally between CIASA and us. The total underwriter discounts and commissions that the selling shareholder will be required to pay will be approximately $2.69 million or 3% of the gross proceeds of this offering.

VALIDITY OF SECURITIES

The validity of the Class A Shares and other matters governed by Panamanian law will be passed upon for us by Galindo, Arias & Lopez, Panama City, Panama. The validity of the Class A Shares and other matters governed by Panamanian law will be passed upon for the underwriter by Arias, Fabrega & Fabrega, Panama City, Panama. Certain matters of New York law will be passed upon for us Cleary Gottlieb Steen & Hamilton, LLP, New York, New York. Certain matters of New York law will be passed upon for the underwriter by Davis Polk & Wardwell LLP, New York, New York. Messrs. Jaime Arias and Ricardo Alberto Arias, partners of Galindo, Arias & Lopez, are indirect shareholders of CIASA and serve on our board of directors.

EXPERTS

The consolidated financial statements of Copa Holdings, S.A. appearing in Copa Holdings, S.A.’s Annual Report (Form 20-F) for the year ended December 31, 2009 (including the schedule appearing therein), and the effectiveness of Copa Holdings, S.A.’s internal control over financial reporting as of December 31, 2009 have been audited by Ernst & Young Panama, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and Copa Holdings, S.A. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2009 are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

As required by the Securities Act, we have filed a registration statement on Form F-3 relating to the securities offered by this prospectus with the United States Securities and Exchange Commission, or the SEC. This prospectus is a part of that registration statement, which includes additional information. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

We are subject to the informational requirements of the U.S. Securities Exchange Act of 1934, which is also known as the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information to be filed with the SEC at the Public Reference Room of the SEC at 100 F Street, N.W., Washington D.C. 20549, and copies of the materials may be obtained there at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. In addition, the SEC maintains a website at www.sec.gov, from which you can electronically access the registration statement and its materials.

As a foreign private issuer, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act. For example, we are not required to prepare and issue quarterly reports. However, we furnish our shareholders with annual reports containing financial statements audited by our independent auditors and make available to our shareholders quarterly reports containing unaudited financial data for the first three quarters of each fiscal year. We file such quarterly reports with the SEC within two months of each quarter of our fiscal year, and we file annual reports on Form 20-F within the time period required by the SEC, which is currently six months from December 31, the end of our fiscal year.

The SEC allows us to “incorporate by reference” the information we file with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. Any information that we file later with the SEC and that is deemed incorporated by reference will automatically update and supersede the information in this prospectus. In all such cases, you should rely on the later information over different information included in this prospectus.

This prospectus will be deemed to incorporate by reference the following documents:

•	our annual report on Form 20-F for the year ended December 31, 2009, filed on March 16, 2010, to the extent the information in that report has not been updated or superseded by this prospectus;

•	any amendment to our annual report on Form 20-F for the year ended December 31, 2009 filed subsequent to the date hereof and prior to the termination of this offering; and

•	any report on Form 6-K submitted by us to the SEC prior to the termination of this offering and identified by us as being incorporated by reference into this prospectus.

You may request a copy of these filings, at no cost, by writing or telephoning us at Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda, Urbanización Costa del Este, Complejo Business Park, Torre Norte, Parque Lefevre, Panama City, Panama, Attention: Joseph Putaturo, telephone number: (+507 304 2677).

ENFORCEABILITY OF CIVIL LIABILITIES

Copa Holdings is a corporation (sociedad anónima) organized under the laws of the Republic of Panama. Most of our directors and officers and certain of the experts named in this prospectus reside outside of the United States, and all or a substantial portion of the assets of such persons and ours are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons, including with respect to matters arising under the Securities Act, or to effect the due process necessary to enforce judgments of courts of the United States against us or any of our directors and officers. Any judgment rendered by a U.S. court may be enforced in Panama through a suit on the judgment (exequatur), would be recognized and accepted by the courts of Panama and would be enforceable by the courts of Panama without a new trial or examination of the merits of the original action, provided due process had been granted to all parties and that the obligation the judgment is seeking to enforce is not illegal or against public policy in Panama.